EXHIBIT 99.2

NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

April 26, 2021

Suite 1330, 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4

SHAREHOLDERS OF GREAT PANTHER MINING LIMITED: These materials are important and require your immediate attention. They require you to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, or other professional advisors. If you have any questions or require more information with regard to voting your shares, you may contact Great Panther Mining Limited’s proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll Free: 1 877 452 7184

Outside North America: 1 416 304 0211

Email: assistance@laurelhill.com

INVITATION TO SHAREHOLDERS

Dear Shareholders:

You are invited to attend the annual general meeting of shareholders (the “Meeting” or the “AGM”) of Great Panther Mining Limited (“Great Panther” or the “Company”), which will take place on Wednesday, June 9, 2021, at 12:00 p.m. (Pacific Time). In light of the ongoing COVID-19 pandemic, the continued restrictions on public gatherings and to mitigate the risk to the health and safety of our shareholders, employees and communities, Great Panther will hold its AGM in a virtual format via live audiocast.

2020 was a challenging year as the Company, its employees and communities navigated the global COVID-19 pandemic. I am proud of the Great Panther team’s response, led by our Chief Executive Officer, Robert Henderson, and echo our commitment to the health and safety of our employees and communities, which remains our top priority.

With the rise in the gold price, together with a renewed focus on safe production, 2020 saw the Company set record financial and operational results, including record mine operating earnings, record cash flow from operating activities, achieving production guidance and increasing gold equivalent production to 150,051 ounces, notwithstanding the challenging COVID-19 environment in the jurisdictions where we operate.

On the governance front, we formalized our commitment to diversity through the adoption of a written diversity policy and we are continuing our progress from last year’s annual shareholders’ meeting to advance Great Panther’s Board of Directors (“Board”) refreshment process. We are pleased to introduce for your consideration two new Director nominees for election at this year’s AGM - Trudy M. Curran and Dana Williams. Each of them brings a wealth of experience and knowledge we are confident will help us execute our corporate strategy and further our focus on strong governance and operational excellence. Bob Garnett and James Mullin, two of the Company’s longest standing Directors, have indicated they will be retiring from the Board effective immediately before the election of Directors at the AGM. We wish Messrs. Garnett and Mullin the very best going forward. More information about Mses. Curran and Williams and each of the other Director nominees can be found in the accompanying Information Circular.

In 2020, Great Panther published its inaugural Sustainability Report, which was prepared following the Global Reporting Initiative (“GRI”) Standards and the GRI Mining & Metals Sector Disclosures. The Company is well on its way to publishing the follow up Sustainability Report, which will outline the Company’s sustainability approach across various topics deemed material by its stakeholder groups and summarize 2020’s sustainability performance. Sustainability reporting underscores Great Panther’s ongoing commitment to transparency with all stakeholders.

All of our public documents, including the 2020 Year-End and Quarterly Reports and Sustainability Report(s), are made available on our website at www.greatpanther.com. You are encouraged to access our website during the year for continuous disclosure items, including news releases and investor presentations.

All shareholders are invited and recommended to participate in the AGM using the instructions set out in the accompanying Notice of Annual General Meeting of Shareholders (“Notice of Meeting”) and Management Information Circular (the “Information Circular”). Please read the Notice of Meeting and Information Circular carefully. They contain all the information you need to know about the business of the Meeting, how to exercise your vote and how to participate in the Meeting. We look forward to your participation at the Meeting.

Yours sincerely,

“David Garofalo”
David Garofalo
Chair of the Board

Great Panther Mining Limited

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	1

Proxy Summary	3
Annual General Meeting Details	3
Shareholder Voting Matters	3
Director Nominees	3
Proxy Deadline Date and Registration of Proxy	4

MANAGEMENT INFORMATION CIRCULAR	5
Attending the Meeting Online	5
Participating at the Meeting	6
Voting at the Meeting	7
Appointment of Proxies	7

GENERAL PROXY INFORMATION	8
Solicitation of Proxies	8
Notice and Access Process	8
Appointment of Proxyholders	9
Voting by Proxyholder	9
Registered Shareholders	10
Revocation of Registered Proxies	10
Beneficial Shareholders (Non-Registered Shareholders)	11
Notice to Shareholders in the United States	11
Revocation of Non-Registered Proxies	12

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	12

RECORD DATE AND VOTING SECURITIES	12
Record Date	12
Voting Securities	12

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING	12
A. NUMBER AND ELECTION OF DIRECTORS	12
Set Number of Directors	12
Majority Voting for Directors	13
Advance Notice Policy	13
Nominees for Election	14
Cease Trade Orders, Bankruptcies, Penalties and Sanctions	22
B. APPOINTMENT OF AUDITOR	23

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	23
General	23
Board of Directors	24
Independence of the Board	24
Diversity and Gender Equality	24
Committee Composition	25
Meeting Attendance Record	25
Mandate and Charters	26
Mandate of the Board	26
Audit Committee Charter	27
P&CC Charter	27
NCGC Charter	27
SHESTOC Charter	27
SHESC Charter	28
TOC Charter	28
Position Descriptions	28
Orientation and Continuing Education	28
Ethical Business Conduct	29
Nomination of Directors	30
Assessments and Performance Reviews	31
NYSE American Corporate Governance Requirements	32

AUDIT COMMITTEE	32

STATEMENT OF EXECUTIVE COMPENSATION	33
Named Executive Officers	33

COMPENSATION DISCUSSION AND ANALYSIS	33
Overview of the Key Element of Executive Compensation	33
Key Executive Compensation Principles	34
Annual Compensation Review Process	37
Peer Group	37
Base Salary	38
Short-term Incentive Plan for 2020	39
Long-term Incentive Plan	45
Performance Measures and Weighting	48
Scoring of Performance Measures	48
Benefits and Perquisites	49
Share ownership requirements	49
Compensation Governance	50
Compensation Risk Management	51
Performance Graph	51
Summary Compensation Table	53
Incentive Plan Awards	54
Outstanding Share-based Awards and Option-based Awards	54
Incentive Plan Awards - Value Vested or Earned During the Year	55
Pension Plan Benefits	55
Retirement Plan Benefits	55
Termination and Change in Control Provisions	55
Employment Agreement - Neil Hepworth	56
Employment Agreement - Brian G. Peer	57
Employment Agreement - Fernando Cornejo	57
Incremental Payments	57
Director Compensation	58
Incentive Plan Awards	61
Share Ownership Policy	63

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	64

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	65

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	66

ADDITIONAL INFORMATION	66

Great Panther Mining Limited

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

In light of the ongoing COVID-19 pandemic, the continued restrictions on public gatherings and to mitigate the risk to the health and safety of our shareholders, employees and communities, Great Panther Mining Limited (“Great Panther” or the “Company”) will hold its annual general meeting of shareholders (the “Meeting” or “AGM”) in a virtual only format via live audiocast. All shareholders are invited and encouraged to participate in the AGM using the instructions set out in the Information Circular.

You are invited to attend the AGM of Great Panther. The Meeting will be held on Wednesday, June 9, 2021 at 12:00 p.m. (Pacific Time) for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial year ended December 31, 2020, and the auditor’s report thereon;
2.	to set the number of directors at nine;
3.	to elect nine director nominees of the Company to serve until the close of the next annual general meeting;
4.	to reappoint KPMG LLP as the Company’s auditor to serve until the close of the next annual general meeting; and
5.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

Great Panther is conducting a virtual only shareholders’ Meeting via live audiocast. You are eligible to vote if you were a shareholder of record as of the close of business on April 26, 2021.

Registered shareholders (being shareholders who hold their shares in their own name) and duly appointed proxyholders can attend the Meeting online where they can participate, vote or submit questions during the Meeting’s live audiocast. Beneficial shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust Company, custodian, nominee or another intermediary) who have not duly appointed themselves as proxyholder will be able to attend as a guest and view the audiocast but will not be able to ask questions or vote at the Meeting. Shareholders will not be able to attend the Meeting in person.

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 and National Instrument 51-102 (“Notice and Access Provisions”) for this Meeting. Notice and Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders of the Company (“Shareholders”) by allowing the Company to post the Information Circular and any additional materials online. Under Notice and Access Provisions, instead of receiving printed copies of the Meeting materials, Shareholders will receive a Notice-and-Access notification containing details of the Meeting date, audiocast login particulars and purpose, as well as information on how they can access the Meeting materials electronically. Shareholders will also receive a form of Proxy (for registered shareholders) or a Voting Instruction Form (for beneficial shareholders), allowing each shareholder to submit their vote by proxy at the Meeting. Electronic delivery reduces paper consumption, which is consistent with the Company’s environmental commitments, and also reduces the Company’s printing and mailing costs.

Great Panther Mining Limited

The Information Circular is available at https://www.greatpanther.com/investors/reports-filings/agm/ and under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml . Any Shareholder who wishes to receive a paper copy of the Information Circular should contact the Company by telephone number: 1 888 355 1766 (Canada/USA Toll-Free) or +1 604 608 1766 (International Toll), or email: info@greatpanther.com. A Shareholder may also use the numbers noted above to obtain additional information about the Notice-and-Access Provisions. Under Notice-and-Access Provisions, meeting related materials will be available for viewing for up to one year from the date of posting and a paper copy of the materials can be requested at any time during this period.

In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Information Circular before the deadline to submit a proxy (described in the Information Circular), any Shareholder wishing to request a paper copy of the Information Circular as described above should ensure such request is received by the Company no later than May 19, 2021.

The Information Circular contains details of matters to be considered at the Meeting. Regardless of whether a Shareholder plans to attend the Meeting, Great Panther requests that each Shareholder please complete and deliver the form of proxy, or follow the other voting procedures, all as set out in the form of proxy and Information Circular.

There are several convenient ways to vote your shares including online and via telephone. You will find attached to this notice a form of Proxy or a Voting Instruction Form containing detailed instructions on how to exercise your voting rights. Please remember to review the Information Circular prior to voting.

	Beneficial Shareholders	Registered Shareholders
	Shares held with a broker, bank or other intermediary.	Shares held in own name and represented by a physical certificate.
Internet	www.proxyvote.com	www.investorvote.com
Phone or Fax	Call or fax to the number(s) listed on your voting instruction form and vote using the control number provided therein.	Within North America Phone: 1 866 732 8683 Fax: 1 866 249 7775	Outside North America Phone: +1 312 588 4290 Fax: +1 416 263 9524
Mail	Return the voting instruction form in the enclosed postage paid envelope.	Return the form of proxy in the enclosed postage paid envelope.

DATED at Vancouver, British Columbia, April 26, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

“David Garofalo”

David Garofalo
Chair of the Board

Great Panther Mining Limited Management Information Circular	2

Proxy Summary

This summary highlights information contained in this Management Information Circular (the “Information Circular”). The summary does not contain all the information that you should consider. Shareholders are encouraged to read the entire Information Circular carefully prior to voting.

Annual General Meeting Details

Shareholder Voting Matters

Matter to be Voted on	Management’s Recommendations	Reference Page
Set Number of Directors at Nine	FOR	Page 12
Election of Directors	FOR each nominee	Page 14
Reappointment of KPMG LLP as Auditors	FOR	Page 23

Director Nominees

Shareholders will be asked to elect nine directors to act as members of the Board until the next AGM of shareholders unless an office is vacated earlier. The following chart provides summary information about each Director nominee as of the date of this Information Circular. Additional information regarding the Director nominees may be found beginning at page 15 of this Information Circular.

Name	Year First Appointed	Independent (Yes/No)	Committee Participation
			Audit	People & Culture (“P&CC”)	Nominating & Corporate Governance (“NCGC”)	Safety, Health, Environment and Social (“SHESC”)	Technical & Operations (“TOC”)
David Garofalo	2020	Yes
Trudy M. Curran	2021 Nominee	Yes		☐	☐	☐
Rob Henderson	2020	No
Joseph Gallucci	2020	Yes	■		Chair
Alan Hair	2020	Yes		■		Chair	Chair

Great Panther Mining Limited Management Information Circular	3

Name	Year First Appointed	Independent (Yes/No)	Committee Participation
			Audit	People & Culture (“P&CC”)	Nominating & Corporate Governance (“NCGC”)	Safety, Health, Environment and Social (“SHESC”)	Technical & Operations (“TOC”)
John Jennings	2012	Yes	■	Chair
Elise Rees	2017	Yes	Chair	■
Kevin J. Ross	2019	Yes			■	■	■
Dana Williams	2021 Nominee	Yes	☐			☐	☐

Notes:

■ Designates current Committee appointment.

☐ Designates proposed Committee appointment for new nominee Directors.

Proxy Deadline Date and Registration of Proxy

A proxy can be submitted to our transfer agent, Computershare, either in person, or by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 12:00 p.m. on Monday, June 7, 2021, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed meeting.

If submitting a proxy, you must return your proxy and also go to https://www.computershare.com/GreatPanther and provide Computershare with the name and email address of the person you are appointing by 12:00 p.m. (Pacific Time) on Monday June 7, 2021. Computershare will use this information only to provide the appointee with a username to gain entry to the online Meeting.

Your vote is important to us. Please read the instructions in this Information Circular carefully to ensure your vote is counted.

Great Panther Mining Limited Management Information Circular	4

MANAGEMENT INFORMATION CIRCULAR

(unless otherwise specified, information is as of April 26, 2021)

In light of the ongoing COVID-19 pandemic, the continued restrictions on public gatherings and to mitigate the risk to health and safety of our shareholders, employees and communities, Great Panther Mining Limited (“Great Panther” or the “Company”) will hold its annual general meeting of shareholders (the “Meeting” or the “AGM”) in a virtual format via live audiocast. All shareholders are invited and encouraged to participate in the AGM using the instructions set out in this Management Information Circular (the “Information Circular”).

This Information Circular is furnished in connection with the solicitation of proxies by the management of Great Panther for use at the AGM of its Shareholders to be held on Wednesday, June 9, 2021 at 12:00 p.m. (Pacific Time) by virtual online meeting for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders (the “Notice of Meeting”).

Attending the Meeting Online

Registered Shareholders and duly appointed proxyholders will be able to listen to the Meeting, ask questions and vote online, all in real time, provided they are connected to the Internet and comply with the requirements set out below.

Non-registered (beneficial) Shareholders who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to ask questions or vote at the Meeting.

To access the Meeting, go to https://web.lumiagm.com/436852346 in your web browser. You will need the latest version of Chrome, Safari, Internet Explorer, Edge or Firefox. If you are a registered Shareholder or duly appointed proxyholder, select “Login” and enter your username and the Meeting password “Panther2021” (case sensitive).

•	Registered Shareholders and duly appointed proxyholders can participate in the meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting.
o	Registered Shareholders - The 15-digit control number located on the form of proxy or in the email notification you received is the Username and the Password is “Panther2021” (case sensitive).
o	Duly appointed proxyholders - Computershare will provide the proxyholder with a Username after the voting deadline has passed if the proxy appointee is registered online at http://www.computershare.com/GreatPanther by 12:00 p.m. (Pacific Time) on Monday June 7, 2021. The Password to the meeting is “Panther2021” (case sensitive).
•	Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Shareholders who have not appointed themselves may attend the Meeting by clicking “I am a guest” and completing the online form.

Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting (or Non-Registered Shareholders who want to appoint themselves) must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder once submitting the proxy/voting instruction form, shareholders MUST visit http://www.computershare.com/GreatPanther by 12:00 p.m. (Pacific Time) on Monday, June 7, 2021, and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email after proxy cut-off.

It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences.

Great Panther Mining Limited Management Information Circular	5

In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username.

Participating at the Meeting

The Meeting will be hosted online by way of a live audiocast. Shareholders will not be able to attend the Meeting in person. A summary of the information shareholders will need to attend the online Meeting is provided below. The Meeting will begin at 12:00 p.m. (Pacific Time) on Wednesday, June 9, 2021.

•	Registered Shareholders (as defined in this Information Circular under the heading “Voting at the Meeting”) that have a 15-digit control number, along with duly appointed proxyholders who were assigned a Username by Computershare Investor Services Inc. (“Computershare”) (see details under the heading “Appointment of Proxies”), will be able to vote and submit questions during the meeting. To do so, please go to https://web.lumiagm.com/436852346 prior to the start of the Meeting to log in. Click on “I have a login” and enter your 15-digit control number or Username along with the password “Panther2021” (case sensitive). Non-Registered Shareholders (as defined in this Information Circular under the heading “Non-Registered Shareholders”) who have not appointed themselves to vote at the Meeting, may log in as a guest by clicking on “I am a Guest” and complete the online form.
•	United States Beneficial holders: To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the AGM. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or another agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare
100 University Avenue
8th Floor
Toronto, Ontario
M5J 2Y1

OR

Email at uslegalproxy@computershare.com

•	Requests for registration must be labeled as “Legal Proxy” and be received no later than June 7, 2021, by 12:00 p.m. (Pacific Time). You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the AGM and vote your shares at https://web.lumiagm.com/436852346 during the Meeting. Please note that you are required to register your appointment at http://www.computershare.com/GreatPanther by 12:00 p.m. (Pacific Time) on Monday, June 7, 2021.
•	Non-Registered Shareholders who do not have a 15-digit control number or Username will only be able to attend as a guest, which allows them listen to the Meeting; however, they will not be able to vote or submit questions. Please see the information under the heading “Non-Registered Shareholders” for an explanation of why certain shareholders may not receive a form of proxy.
•	If you are using a 15-digit control number to log in to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.
•	If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.
Great Panther Mining Limited Management Information Circular	6

•	Registered Shareholders and proxyholders (including Non-Registered Shareholders who have duly appointed themselves as proxyholder) accessing the Meeting will have an opportunity to ask questions at the Meeting during the Q&A session. Should any such Shareholder or proxyholder wish to ask a question, the Shareholder or proxyholder should select the messaging icon and type the question within the chat box at the bottom of the messaging screen. Once satisfied with the question, the Shareholder or proxyholder should click the arrow button to submit the question to the Chair of the Meeting. All submitted questions will be moderated by the Lumi platform before being sent to the Chair of the Meeting. Questions can be submitted at any time during the Q&A session up until the Chair of the Meeting closes the session. It is anticipated that Shareholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as in past years when the annual meeting of Shareholders was held in person.
•	Shareholders with questions regarding the virtual meeting platform or requiring assistance accessing the Meeting website should visit the provider’s website at https://go.lumiglobal.com/faq for additional information. Furthermore, should a Shareholder wish to speak with a Lumi representative, both a live chat service and a contact ticket system are available through the website above.

Voting at the Meeting

A registered shareholder of common shares (a “Registered Shareholder”), or a Non-Registered Shareholder who has appointed themselves or a third-party proxyholder to represent them at the meeting, will appear on a list of shareholders prepared by Computershare, the transfer agent and registrar for the Meeting. To have their common shares voted at the meeting, each Registered Shareholder or proxyholder will be required to enter their control number or Username provided by Computershare at https://web.lumiagm.com/436852346 prior to the start of the Meeting. In order to vote, Non-Registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at http://www.computershare.com/GreatPanther after submitting their voting instruction form in order to receive a Username (please see the information under the headings “Appointment of Proxies” below for details).

Appointment of Proxies

Shareholders who wish to appoint a third-party proxyholder to represent them at the online meeting (or Non-Registered Shareholders who want to appoint themselves) must submit their proxy or voting instruction form (if applicable) prior to registering your proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the meeting.

To register a proxyholder, shareholders MUST visit http://www.computershare.com/GreatPanther by 12:00 p.m. (Pacific Time) on Monday, June 7, 2021, and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email after proxy cut-off.

A proxy can be submitted to Computershare either in person or by mail or courier to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 12:00 p.m. on Monday, June 7, 2021, or if the meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed meeting.

Without a Username, proxyholders will not be able to vote or ask questions at the virtual meeting.

Great Panther Mining Limited Management Information Circular	7

GENERAL PROXY INFORMATION

In this Information Circular, references to “we” and “our” refer to the Company. The “Board of Directors” or the “Board” refers to the Board of Directors of the Company. “Director” refers to a member of the Board of Directors of the Company. An “Independent Director” means a Director who is not currently, and who has not been within three years of the date of the Information Circular, an executive officer or employee of the Company. “Non-Independent Director” means any Director who is currently, or was during the past three years, an executive officer or employee of the Company. “Non-Employee Director” means any Director who is not also an executive officer or employee of the Company or a related entity of the Company. “Common Shares” means common shares without par value in the capital of the Company. “Great Panther Shareholders” and “Shareholders” refer to Shareholders of the Company. “Registered Shareholders” means Shareholders of the Company who hold Common Shares in their own name. “Beneficial Shareholders” means Shareholders of the Company who do not hold Common Shares in their own name and “Intermediaries” refer to brokers, investment firms, clearinghouses and similar entities that own securities on behalf of Beneficial Shareholders.

The Board of Directors has approved the contents and distribution of this Information Circular.

All dollar amounts referred to herein are in Canadian currency unless otherwise indicated.

Solicitation of Proxies

The Company has retained the services of Laurel Hill Advisory Group (“Laurel Hill”) to act as Great Panther’s proxy solicitation agent. While it is expected that the solicitation of proxies will be primarily by mail, subject to the use of Notice-and-Access Provisions in relation to the delivery of this Information Circular, proxies may be solicited personally, by telephone or other means by Directors, officers, and regular employees of the Company or by Laurel Hill. In connection with these services, Great Panther will pay a fee of approximately $30,000 to Laurel Hill plus reasonable out-of-pocket expenses. Great Panther has arranged for Intermediaries to forward the meeting materials to Beneficial Shareholders of the Common Shares held of record by those Intermediaries and Great Panther may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

Notice and Access Process

Notice-and-Access means provisions concerning the delivery of proxy-related materials to Shareholders found in section 9.1.1 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”), in the case of Registered Shareholders, and section 2.7.1 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), in the case of Beneficial Shareholders (collectively, the “Notice-and-Access Provisions”), which allow an issuer to deliver an information circular forming part of proxy-related materials to Shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

The Notice-and-Access Provisions are a mechanism that allows reporting issuers, other than investment funds, to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR website (usually the reporting issuer’s website and sometimes the transfer agent’s website) rather than by delivering such materials by mail. The Notice-and-Access Provisions can be used to deliver materials for both special and general meetings of shareholders. Reporting issuers may still choose to continue to deliver such proxy-related materials by mail, and, pursuant to Notice-and-Access Provisions, both registered and beneficial owners are entitled to request delivery of a paper copy of the Information Circular at the reporting issuer’s expense.

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs of the issuer. In order for the Company to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting an information circular (and if applicable, other materials) electronically on a website that is not SEDAR, the Company must send a notice to Shareholders, including Non-Registered Holders (as defined below), indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain a paper copy of those proxy-related materials from the Company. This Information Circular has been posted in full at https://www.greatpanther.com/investors/reports-filings/agm/ and under the Company’s SEDAR profile at www.sedar.com.

Great Panther Mining Limited Management Information Circular	8

In order to use Notice-and-Access Provisions, a reporting issuer must set the record date for notice of the meeting to be on a date that is at least forty days prior to the meeting in order to ensure there is sufficient time for the materials to be posted on the applicable website and other materials to be delivered to Shareholders. The Notice-and-Access notification, which requires the Company to provide basic information about the Meeting and the matters to be voted on, explains how a Shareholder can obtain a paper copy of the Information Circular and any related Meeting materials. A Notice-and-Access notification has been delivered to Shareholders by the Company, along with the applicable voting document (a form of proxy in the case of Registered Shareholders or a voting instruction form in the case of Non-Registered Holders).

As this is not the first time the Company has utilized Notice-and-Access Provisions for its annual general meeting, it is no longer subject to the requirement to file a notification at least 25 days prior to the Record Date indicating its intent to use Notice-and-Access Provisions.

The Company will not rely upon the use of ‘stratification’. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Information Circular with the notice to be provided to Shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. No Shareholder will receive a paper copy of the Information Circular from the Company or any Intermediary unless such Shareholder requests explicitly the same.

Any Shareholder who wishes to receive a paper copy of this Information Circular must make contact with the Company by telephone number: 1 888 355 1766 (Canada/USA Toll-Free) or +1 604 608 1766 (International Toll), or email: info@greatpanther.com. In order to ensure that a paper copy of the Information Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Information Circular and return a proxy or voting instruction form prior to the Proxy Deadline, it is strongly suggested that a Shareholder ensure their request is received by the Company no later than May 19, 2021.

All Shareholders may call 1 888 355 1766 (Canada/USA Toll-Free) or +1 604 608 1766 (International Toll), in order to obtain additional information relating to the Notice-and-Access Provisions up to and including the date of the Meeting, including any adjournment of the Meeting.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are Directors or officers of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy (who is not required to be a Shareholder), to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. Please note that you are also required to register your Proxyholder at http://www.computershare.com/GreatPanther by 12:00 p.m. (Pacific Time) on Monday, June 7, 2021.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

Great Panther Mining Limited Management Information Circular	9

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of Directors;
(b)	any amendment to or variation of any matter identified therein; and
(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy. However, under NYSE American Exchange (“NYSE American”) rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the shares in its discretion on behalf of such beneficial owner on “non-routine” proposals, although such shares will be included in determining the presence of a quorum at the Meeting. Thus, such broker “non-votes” will not be considered votes “cast” for purposes of voting on the election of Directors. The ratification of the appointment of the Company’s auditors, qualifies as a “routine” proposal that brokers may vote upon without having received specific voting instruction from the beneficial owner; any broker “non-votes” with respect to this matter will not be considered votes “cast” and therefore will have no effect on the vote with respect to the appointment of the auditors.

Registered Shareholders

If you are a Registered Shareholder (a Shareholder whose name appears on the records of the Company as the registered holder of Common Shares) of the Company, you may wish to vote by proxy whether or not you are able to attend the Meeting. Registered Shareholders electing to submit a proxy may do so by:

(a)	completing, dating and signing the Proxy, accompanying the Notice-and-Access notification and returning it to the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1 866 249 7775, outside North America at +1 416 263 9524, or by mail to 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;
(b)	using a touch-tone phone to transmit voting choices to the toll-free number given in the Proxy. Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll-free number, the holder’s account number and the proxy access number; or
(c)	using Computershare’s website, www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the proxy access number.

In all cases, ensuring that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting, or the adjournment thereof, at which the Proxy is to be used.

Revocation of Registered Proxies

A Shareholder who has given a proxy may revoke the proxy by:

(a)	signing a proxy with a later date and delivering it at the time and to the place noted above;
(b)	signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or
(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person virtually.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Great Panther Mining Limited Management Information Circular	10

Beneficial Shareholders (Non-Registered Shareholders)

Many Shareholders are “non-registered” Shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a Registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Shareholders. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.

These securityholder materials are sent to both Registered and Non-Registered Owners of the securities of the Company utilizing the Notice-and-Access Provisions. If you are a Non-Registered Owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements from the Intermediary holding securities on your behalf.

The form of proxy supplied to you by your broker will be similar to the proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the Intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and the United States. Broadridge mails a voting instruction form (“VIF”) in lieu of a proxy provided by the Company and asks Beneficial Shareholders to return the VIF to Broadridge. Alternatively, the Beneficial Shareholder may call a toll-free number or go online to http://www.proxyvote.com to vote. Great Panther may utilize the Broadridge QuickVoteTM service to assist Great Panther shareholders with voting their shares. Certain Beneficial Shareholders who have not objected to Great Panther knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill to obtain a vote directly over the phone.

The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting.

You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of your desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of the Common Shares to be represented at the Meeting and the appointment of any Shareholder’s representative.

Notice to Shareholders in the United States

This solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia and the securities laws of applicable provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the applicable provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the applicable provinces of Canada differ from the disclosure requirements under United States securities laws.

Great Panther Mining Limited Management Information Circular	11

Revocation of Non-Registered Proxies

Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders of shares who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and, if necessary, revoke their proxy in accordance with the revocation procedures set out on page 10.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of our knowledge, except as otherwise disclosed herein, no person who has been a Director or Executive Officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any proposed nominee for election as a Director of the Company nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors.

RECORD DATE AND VOTING SECURITIES

Record Date

The Board has fixed April 26, 2021, as the record date (the “Record Date”) for the determination of persons entitled to receive notice of and vote at the Meeting. Only Shareholders of record at the close of business on the Record Date who either (i) attend the Meeting online, (ii) complete, sign and deliver a form of proxy in the manner and subject to the provisions described above, or (iii) vote in one of the manners provided for in the VIF, will be entitled to vote or to have their Common Shares voted at the Meeting.

Voting Securities

Great Panther’s authorized share capital consists of an unlimited number of Common Shares without par value, and an unlimited number of Class A preferred shares without par value, issuable in series and an unlimited number of Class B preferred shares without par value, issuable in series. The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “GPR” and on the NYSE American under the symbol “GPL”. As of April 26, 2021, there were 355,399,779 Common Shares issued and outstanding. As of the same date, there were no Class A preferred shares, and no Class B preferred shares issued and outstanding.

Holders of Common Shares are entitled to one vote per Common Share at meetings of Shareholders. No group of Shareholders of the Company has the right to elect a specified number of Directors, nor are there cumulative or similar voting rights attached to the Common Shares, other than as described under “Number of and Election of Directors - Nominees for Election”.

To the knowledge of the Directors and Executive Officers of the Company, there are currently no persons or companies who beneficially own or control, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at April 26, 2021.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

A. NUMBER AND ELECTION OF DIRECTORS

Set Number of Directors

Pursuant to the terms of the Company’s Articles, the number of Directors may be set or changed by ordinary resolution, subject to a limited right of the Board to increase the number of Directors between Shareholder meetings. The number of Directors on the Board was last set by Shareholders at nine by ordinary resolution of the Shareholders on June 24, 2020. The Board proposes that the number of Directors be set at nine. Therefore, at the Meeting, Shareholders will be asked to approve an ordinary resolution that the number of Directors to be elected to the Board be set at nine.

Great Panther Mining Limited Management Information Circular	12

The term of office of each of the current Directors will end immediately before the election of Directors at the Meeting. Unless a Director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each Director elected will hold office until immediately before the election of Directors at the next annual general meeting, or if no Director is then elected until a successor is elected, or until he or she otherwise ceases to hold office under the BCA or the terms of the Articles.

Majority Voting for Directors

The Board has adopted a policy (the “Majority Voting Policy”) stipulating that if the votes in favour of the election of a nominee Director at a Shareholders’ meeting involving an uncontested Director election represent less than a majority of the shares voted and withheld, the nominee will submit his or her written resignation immediately after the meeting to the Board, to be effective upon acceptance by the Board. If such a Director refuses to tender his or her resignation subject to the Majority Voting Policy, such Director will not be nominated for election the following year. The Majority Voting Policy does not apply to any Shareholders’ meeting where the number of individuals nominated for election exceeds the number of Directors to be elected, including as a result of a proxy contest.

The Nominating and Corporate Governance Committee (the “NCGC”) shall consider the affected Director’s resignation and recommend to the Board whether or not to accept it. Any affected Director who tenders a resignation pursuant to this Majority Voting Policy will not participate in any meeting of the Board, the NCGC, or any other sub-committee of the Board at which such Director’s resignation is considered.

In its deliberations, the NCGC will consider any stated reasons why Shareholders “withheld” votes from the election of such affected Director, the length of service and the qualifications of the affected Director, the affected Director’s contributions to the Company, the effect such resignation may have on the Company’s ability to comply with any applicable governance rules and policies and the dynamics of the Board, and any other factors that the NCGC considers relevant.

The Board will act on the NCGC’s recommendation within 90 days following the date of the applicable meeting and announce its decision by way of a news release (a copy of which will be provided to the TSX), after considering the factors considered by the NCGC and any other factors that the Board considers relevant. The Board will accept the resignation, except in situations where exceptional circumstances would warrant the affected Director continuing to serve on the Board. These exceptional circumstances are expected to meet a high-standard threshold and do not include re-occurring events or an affected Director’s length of service, qualifications, attendance at meetings, experience or contributions to the Company. Exceptional circumstances may include non-compliance with corporate or securities law requirements as a result of the resignation, among other circumstances.

The resignation will become effective upon acceptance by the Board. However, if the Board declines to accept the resignation, it must fully state the reasons for doing so in its news release. If the Board determines not to accept the resignation of an affected Director based on an exceptional circumstance, then the Board is expected to take active steps to resolve the exceptional circumstance for the following year. If the resignation is accepted, the Board may, in accordance with the BCA and Articles, appoint a new Director to fill any vacancy created by the resignation or reduce the size of the Board.

Advance Notice Policy

The Board adopted an advance notice policy (the “Advance Notice Policy”) effective May 24, 2013, which was approved by Shareholders at the Company’s annual and special meeting of Shareholders held on June 27, 2013. The Advance Notice Policy provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the BCA; or (ii) a Shareholder proposal made pursuant to the provisions of the BCA.

Great Panther Mining Limited Management Information Circular	13

The purpose of the Advance Notice Policy is to foster a variety of interests of the Shareholders and the Company by ensuring that all Shareholders - including those participating in a meeting by proxy rather than attending the meeting - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Policy fixes a deadline by which holders of Common Shares must submit Director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the minimum information that a Shareholder must include in the notice to the Company for the notice to be in proper written form.

The foregoing is merely a summary of the Advance Notice Policy, is not comprehensive and is qualified by the full text of such policy, a copy of which is available on the Company’s website at https://www.greatpanther.com/_resources/pdf/advance-notice-policy2.pdf.

As of the date of this Information Circular, the Company has not received notice of a nomination in compliance with the Advance Notice Policy. Pursuant to the Advance Notice Policy, any additional Director nominations for the Meeting must have been received by the Company no later than the close of business on May 10, 2021.

Nominees for Election

At the annual general meeting of the Company held in June 2020, the Shareholders of the Company approved the ordinary resolution to set the number of Directors at nine. Pursuant to the Act and the Articles, there are currently nine directors on the Board. As disclosed herein, management of the Company will nominate nine persons for election to the Board of Directors at the Meeting. Voting for the election of the nine nominee Directors will be conducted on an individual basis. Seven of the nine nominees for election at the Meeting are currently Directors of Great Panther, and all nominees have agreed to stand for election. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting. The Board has determined that eight of the nine nominees are independent under Canadian National Instrument 52-110 - Audit Committees (“NI 52-110”) and NYSE American stock exchange requirements.

The following disclosure sets out, as at the Record Date, (a) the names of all nine nominees for election as Director and their residency, (b) all major offices and positions with the Company each one now holds, (c) each nominee’s principal occupation, business or employment, (d) the period of time during which each has been a Director of the Company, if applicable, (e) the current equity ownership consisting of Common Shares beneficially owned, directly or indirectly, or controlled or directed, options, restricted share units (“RSUs”), performance-based restricted share units (“PSUs”), or deferred share units (“DSUs”) credited to each nominee, (f) other current public company board memberships and committees, and (g) their attendance at the Company’s Board and Board committee meetings in the year ended December 31, 2020, if applicable.

The information as to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised has been furnished to the Company by the nominees or has been extracted from insider reports filed by the respective nominees which are publicly available through the internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

Unless authority to do so concerning one or more Directors is withheld and subject to NYSE American rules, the persons designated as proxy-holders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy (i) FOR the resolution to set the number of Directors at nine, and (ii) FOR the election of each of the nominees set forth in this Information Circular. Great Panther’s management does not contemplate that any of the nominees will be unable to serve as a Director, but if that should occur for any reason before the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying Proxy to vote FOR the election of any other person or persons nominated in place of any nominee or nominees unable to serve.

Great Panther Mining Limited Management Information Circular	14

Our Nominees at a Glance

DAVID GAROFALO, FCPA, FCA, ICD.D
British Columbia, Canada Independent Director Director Since: April 21, 2020

Mr. Garofalo is currently the Chief Executive Officer (“CEO”), President and Chairman for Gold Royalty Corp. and Chairman and CEO of the Marshall Precious Metals Fund. Mr. Garofalo has worked in various leadership capacities in the natural resource sector over the last 30 years. Prior to joining Great Panther, he was President and CEO and Director of Goldcorp Inc. (2016-2019), President and CEO and Director of Hudbay Minerals Inc. (2010-2015), Senior Vice President and CFO and Director of Agnico-Eagle Mines Limited (1998-2010) and Treasurer of Inmet Mining Corporation (1990-1998). He has also served on multiple public company boards over his career. Mr. Garofalo was recognized as The Northern Miner’s Mining Person of the Year for 2012. He was also awarded Canada’s CFO of the Year by Financial Executives International Canada (2009), Top Gun CFO by Brendan Wood International (2009 and 2010). He was also recognized by IR Magazine with awards for Best Investor Relations by a CFO (2009 and 2010) and Best Investor Relations by a CEO (2011).

Mr. Garofalo is a Fellow of Chartered Public Accountant, Fellow of the Chartered Accountant and a holder of the Institute of Corporate Directors Director designation. He currently serves on the boards of directors of the Vancouver Symphony Orchestra and Greater Vancouver Board of Trade.

Voting Results of 2020 Annual General Meeting
For: Withheld:	96.37% 3.63%
Share Ownership Target		Board/Committee Membership	Attendance
Meets Target	Yes	Board (Chair) (1)	6 of 6	100%
Securities Held on Record Date		Other Public Company Directorships (5) (6)	Other Public Company Committee Appointments
Common Shares: Stock Options: RSUs: PSUs: DSUs:	90,000 Nil Nil Nil 323,218	Gold Royalty Corp. (NYSE American)	Chair
		Aris Gold Corporation (formerly Caldas Gold Corp.) (TSX)	Chair of the Audit Committee
Canadian Goldcamps Inc. (CSE)

Great Panther Mining Limited Management Information Circular	15

TRUDY M. CURRAN BA, LLB, ICD.D
Calgary, Alberta Independent Director New Nominee		Ms. Curran is a retired businesswoman with extensive experience in mergers and acquisitions, financing, executive compensation, and governance across a range of industries, including mining and oil and gas. Ms. Curran is an experienced director and is currently serving as a board director at Baytex Energy Corp., and as a member of the board of commissioners at the Alberta Securities Commission. She was previously interim managing director of Riversdale Resources Ltd., a public Australian incorporated metallurgical coal company. From 2016 to 2017, she was a director of Dominion Diamond Corp., where she served as chair of the Health, Safety and Environment Committee, as a member of the Audit Committee and as a co-chair of the Special Committee that resulted in the sale of the company to the Washington Group. In her over 30 years of executive roles, she focused on legal, human resources and administration and was a member of the executive team focused on strategy and risk management, serving as Senior Vice President, General Counsel and Corporate Secretary of Canadian Oil Sands Limited from September 2002 to the time of its sale in February 2016. From 2003 to 2016, she was a director of Syncrude Canada Ltd., where she served as chair of the Human Resources and Compensation Committee and as a member of the Pension Committee. Ms. Curran holds a Bachelor of Arts degree in English and a Bachelor of Laws degree (both with distinction) from the University of Saskatchewan and the ICD.D designation from the Institute of Corporate Directors. She was recognized as one of the Top 100 Most Powerful Women in Canada in 2012.
Voting Results of 2020 Annual General Meeting
For: Withheld:	N/A N/A
Share Ownership Target		Board/Committee Membership	Attendance
Meets Target:	N/A	N/A	N/A	N/A
Securities Held on Record Date		Other Public Company Directorships (5) (6)	Other Public Company Committee Appointments
Common Shares: Stock Options: RSUs: PSUs: DSUs:	Nil Nil Nil Nil Nil	Baytex Energy Corp. (TSX)	Chair of the Nominating and Governance Committee
Human Resources and Compensation Committee

JOSEPH GALLUCCI, MBA
Quebec, Canada Independent Director Director Since: April 21, 2020		Mr. Gallucci is a capital markets executive with over 15 years of experience in investment banking and equity research focused on mining, base metals, precious metals and bulk commodities on a global scale. He is currently the Managing Director and Head of Mining Investment Banking at Laurentian Bank Securities Inc. His career has spanned across various firms including BMO Capital Markets, GMP Securities, Dundee Securities, and he was a founding principal of Eight Capital where he led their Mining Investment Banking Team. In his previous roles, he has acquired experience in corporate finance, mergers, acquisitions, business and operational development, financings and corporate strategy. He was directly involved in raising over $1 billion for mining companies with focused expertise on Canadian base metal companies. Prior to investment banking, Mr. Gallucci spent over a decade in equity research with a focus on global mining at both GMP and Dundee Securities. At Dundee Securities, he was a Managing Director and Head of the Metals and Mining Research Team, where he oversaw the entire mining franchise. He holds a Bachelor of Commerce degree from Concordia University and an MBA in Investment Management from the Goodman Institute of Investment Management.
Voting Results of 2020 Annual General Meeting
For: Withheld:	96.37% 3.63%
Share Ownership Target		Board/Committee Membership	Attendance
Meets Target: Securities Held on Record Date:	In Progress	Board (2)	6 of 6	100%

Great Panther Mining Limited Management Information Circular	16

JOSEPH GALLUCCI, MBA
Securities Held on Record Date:
		Audit Committee	3 of 3	100%
		NCGC (Chair) (3)	1 of 1	100%
Securities Held on Record Date		Other Public Company Directorships (4)	Other Public Company Committee Appointments
Common Shares: Stock Options: RSUs: PSUs: DSUs:	Nil Nil Nil Nil 161,692	Rockridge Resources (TSXV)	None
		Skyharbour Resources (TSXV)	None

ALAN HAIR, CEng MIMMM, ICD.D
Ontario, Canada Independent Director Director Since: April 21, 2020		Mr. Hair is a mineral engineer and senior executive with over 36 years of experience in the mining and metals industry. Mr. Hair is the former President and CEO of Hudbay Minerals Inc., a company he joined in 1996 as a senior operations manager and at which he served in a series of progressively senior roles culminating in the position of President and CEO from 2016 to 2019. During his tenure at Hudbay, Mr. Hair oversaw the successful acquisition, construction, and development of the Constancia Mine in Peru. Mr. Hair holds a BSc in Mineral Engineering from the University of Leeds and the ICD.D designation from the Institute of Corporate Directors. He is an experienced director and currently is a director of Bear Creek Mining Corporation and Gold Royalty Corp.
Voting Results of 2020 Annual General Meeting
For: Withheld:	96.37% 3.63%
Share Ownership Target		Board/Committee Membership	Attendance
Meets Target: Securities Held on Record Date:	In Progress	Board (2)	6 of 6	100%
		People & Culture Committee (“P&CC”) (4)	2 of 2	100%
		Safety, Health, Environment, Social & Technical & Operations Committee (“SHESTOC”) (Chair) (5)	1 of 1	100%
		Safety, Health, Environmental and Social Committee (Chair) (5)	1 of 1	100%
		Technical & Operations Committee (“TOC”) (Chair) (5)	2 of 2	100%
Securities Held on Record Date		Other Public Company Directorships (4) (7)	Other Public Company Committee Appointments
Common Shares: Stock Options: RSUs: PSUs: DSUs:	26,800 Nil Nil Nil 180,392	Bear Creek Mining Corporation (TSXV)	Operations, Safety and Sustainability Committee
		Gold Royalty Corp. (NYSE American)	Audit, Nominating & Corporate Governance, Compensation, Technical & ESG Committees

Great Panther Mining Limited Management Information Circular	17

ROBERT HENDERSON, B.Sc, MBA
British Columbia, Canada President & CEO, and Non-Independent Director Director Since: April 21, 2020

Mr. Henderson is a professional engineer and seasoned mining executive with 35 years of experience in operations, capital projects, and mining finance. Mr. Henderson started his career as an engineer at Rand Mines Limited in South Africa. He joined DeBeers in 2002 as Assistant Head of Technical Services, and later spent 10 years as Project Manager at two well-known engineering firms, Hatch Ltd. and Kilborn Engineering Ltd. Between 2006 and 2012, he was Senior Vice President of Technical Services at Kinross Gold Corporation. In June 2012, Mr. Henderson joined Amerigo Resources Ltd. in the capacity of COO. He became Amerigo’s President on October 1, 2013, and President & CEO on October 1, 2015.

Mr. Henderson holds a B.Sc. in Chemical Engineering and an MBA, both from the University of Cape Town in South Africa. He is a member of the Professional Engineers Ontario and a director of BQE Water, a TSXV-listed mine water treatment company.

Voting Results of 2020 Annual General Meeting
For: Withheld:	96.47% 3.53%
Share Ownership Target		Board/Committee Membership	Attendance
Meets Target:	In Progress	Board (2)	6 of 6	100%
Securities Held on Record Date		Other Public Company Directorships (4)	Other Public Company Committee Appointments
Common Shares: Stock Options: RSUs: PSUs: DSUs:	100,500 799,000 346,438 346,438 Nil	BQE Water Inc. (TSXV)	None

JOHN JENNINGS, MBA, CFA
British Columbia, Canada Independent Director Director Since: June 28, 2012		Mr. Jennings is employed as Practice Lead, Board Director and Executive Search with WATSON Advisors Inc., a leading consulting firm focused on corporate governance and recruiting board directors and executive talent. Prior to joining WATSON in October 2017, he was a Senior Client Partner with Korn Ferry International from 2012 to May 2017. Upon earning his B.Sc. (Chemistry) from Western University, Mr. Jennings’ started a career in precious metals mining operations before becoming a sell-side research analyst in Toronto. Following the completion of his Master of Business Administration from London Business School, he entered a 26-year career in investment banking with leading firms in the UK and Canada, including as CEO of an investment firm. Mr. Jennings is an experienced director, having served on the boards of a number of profit and purpose-driven organizations, including as Board Chair, and Audit and Finance Committee Chair. He currently serves on the Executive Committee of the BC Chapter of the Institute of Corporate Directors and the Faculty Advisory Board of the Sauder School of Business at the University of British Columbia. He holds the designation of Chartered Financial Analyst.
Voting Results of 2020 Annual General Meeting
For: Withheld:	96.24% 3.76%
Share Ownership Target		Board/Committee Membership	Attendance
Meets Target:	Yes	Board	9 of 9	100%
		Audit Committee	7 of 7	100%
		P&CC (Chair)	4 of 4	100%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares: Stock Options:	100,000 44,000	None	None

Great Panther Mining Limited Management Information Circular	18

JOHN JENNINGS, MBA, CFA
RSUs: PSUs: DSUs:	Nil Nil 399,767

ELISE REES, FCPA, FCA, ICD.D
British Columbia, Canada Independent Director Director Since: April 12, 2017		Ms. Rees is an experienced director, having served on the boards of a number of profit and not-for profit organizations, including as Board Chair, Treasurer, and Audit and Finance Committee Chair. She currently serves on the boards of Enmax Corporation. Previously, Ms. Rees was a Board Chair of EasyPark, Parking Corporation of Vancouver until June 2017, was director of The Greater Vancouver Board of Trade until November 2019, a director of Alcanna Inc from August 2018 to February 2019 and a director of Westland Insurance from October 2017 to January 2021. Ms. Rees retired from Ernst & Young LLP in June 2016 after a thirty-five-year career in professional accountancy. She spent eighteen years as a Partner with Ernst & Young, LLP, with the last 14 years of her tenure focused on acquisitions, mergers and corporate reorganizations. She has a breadth of experience in a large variety of industries, including mining, infrastructure, transportation, technology, real estate, retail and distribution. Ms. Rees has been recognized for her leadership with the designation of Fellow Chartered Professional Accountant and Fellow Chartered Accountant in 2010; Community Builder Award, Association of Women in Finance (2012); Influential Woman in Business Award (2007); and the Ernst & Young Rosemarie Meschi Award for Advancing Gender Diversity (2007). She was also recognized as one of the Top 100 Most Powerful Women in Canada in 2015 by Women’s Executive Network. Ms. Rees has a B.A. (Hons) from the University of Strathclyde, Scotland and is a graduate of the ICD-Rotman Directors Education Program with the designation of ICD.D.
Voting Results of 2020 Annual General Meeting
For: Withheld:	96.43% 3.57%
Share Ownership Target		Board/Committee Membership	Attendance
Meets Target:	Yes	Board	9 of 9	100%
		Audit Committee (Chair)	7 of 7	100%
		P&CC	4 of 4	100%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares: Stock Options: RSUs: PSUs DSUs:	47,500 Nil Nil Nil 394,657	None, but Ms. Rees is a prospective nominee for two additional public companies which nominations have not yet been finalized.	None

KEVIN J. ROSS, EUR ING., B.Sc. (Hons) Min Eng., MBA
British Columbia, Canada Independent Director Director Since: May 6, 2019		Mr. Ross is a mining engineer with over forty years of experience leading mining operations in Africa, Europe, North America and Latin America. He holds a BSc (Mining Engineering) from the Royal School of Mines, a Master of Business Administration from Cranfield School of Management and is a registered European Engineer. He is currently the Chief Operating Officer of Orca Gold Inc., where he is leading the studies to develop a gold mine in Sudan. Previously, Mr. Ross served as the Chief Operating Officer of RB Energy Inc., Sirocco Mining Inc., Atacama Minerals Inc., Sirocco Gold Inc., and Red Back Mining Inc., where he led its operations and directed the development of the Akwaaba Deeps underground mine, and the Chirano and Tasiast plant expansions. Mr. Ross also serves as a director of Montage Gold Corp., appointed August 29, 2019.
Voting Results of 2020 Annual General Meeting
For: Withheld:	96.39% 3.61%
Share Ownership Target		Board/Committee Membership	Attendance
Meets Target:	Yes	Board	9 of 9	100%
		SHESTOC (5)	4 of 4	100%
		SHESC (5)	1 of 1	100%
		TOC (5)	2 of 2	100%
		NCGC	5 of 5	100%

Great Panther Mining Limited Management Information Circular	19

KEVIN J. ROSS, EUR ING., B.Sc. (Hons) Min Eng., MBA
Share Ownership Target		Board/Committee Membership	Attendance
Meets Target:	Yes	Board	9 of 9	100%
		SHESTOC (5)	4 of 4	100%
		SHESC (5)	1 of 1	100%
		TOC (5)	2 of 2	100%
		NCGC	5 of 5	100%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares: Stock Options: RSUs: PSUs: DSUs:	62,400 Nil Nil Nil 379,642	Montage Gold Inc. (TSXV) (4)	Chair Corporate Governance and Nominating Committee

DANA WILLIAMS, B. Eng., MBA, CPA
Grand Cayman, Cayman Islands Independent Director New Nominee		Ms. Williams is a seasoned executive (currently consulting) with 25+ years of global business experience over a broad sector of industries, including mining, insurance, healthcare, engineering firms, broking and financial services. She has over ten years of mergers and acquisitions experience including Canada, the US, Brazil, Australia and Germany. Ms. Williams was the former Chief Operating Officer of Steadfast, an insurance brokerage that went public on the Australian Stock Exchange. In this role, she led both mergers and acquisitions as well as operations. She was profiled in Insurance News in Australia. Prior to that she was the Chief Financial Officer of Hub International for Eastern Canada (2008 through 2012), a Canadian insurance brokerage. She worked offshore in captive and reinsurance for 5 years with Marsh and participated in the IPO of RAM Reinsurance. She worked for Deloitte for six years in the United States. Her early career included working in the mining operations of mines in British Columbia, Ontario and Quebec. Ms. Williams holds a B.Eng. (Mining Engineering) from McGill University (Gold Medal), a Masters Business Administration from Western University (Deans List) and is a Certified Public Accountant in the United States. Ms. Williams is bilingual in English and French.
Voting Results of 2020 Annual General Meeting
For: Withheld:	N/A N/A
Share Ownership Target		Board/Committee Membership	Attendance
Meets Target	N/A	N/A	N/A	N/A
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares: Stock Options: RSUs: PSUs DSUs:	Nil Nil Nil Nil Nil	None	None

Notes to this section:

(1)	Mr. Garofalo was appointed as Director and Chair of the Board effective April 20, 2020 and his meeting attendance reflects meetings held from his time of appointment through December 31, 2020. As an Independent Chair of the Board, Mr. Garofalo is invited to attend all Committee meetings.
(2)	Messrs. Gallucci, Hair and Henderson were appointed as Directors effective April 20, 2020 and their meeting attendance reflects meetings held from their time of appointment through December 31, 2020.
(3)	Mr. Gallucci was appointed Chair of the NCGC and member of the Audit Committee on June 24, 2020 and his meeting attendance reflects meetings held between his appointment through December 31, 2020.
Great Panther Mining Limited Management Information Circular	20

(4)	Mr. Hair was appointed to the P&CC on June 24, 2020 and his meeting attendance reflects meetings held between his appointment through December 31, 2020.
(5)	Mr. Hair was appointed Chair of the SHESTOC on June 24, 2020 and his meeting attendance reflects meetings held between his appointment and the split of the SHESTOC to form the SHESC and TOC on October 20, 2020. Messrs. Hair and Ross were appointed to the SHESC and TOC on October 20, 2020 and their meeting attendance reflects meetings held between their appointment through December 31, 2020.
(6)	“TSXV” means the TSX Venture Exchange.
(7)	“TSX” means the Toronto Stock Exchange.
(8)	“CSE” means Canadian Securities Exchange.
(9)	“NYSE American” means the New York Stock Exchange American.

Summary of Directors’ Qualifications and Expertise

The NCGC has determined that the nine Director nominees possess the competencies necessary for the Board to effectively fulfill its responsibilities:

	David Garofalo	Trudy M. Curran	Joseph Gallucci	Alan Hair	Robert Henderson	John Jennings	Elise Rees	Kevin Ross	Dana Williams
Strategic Leadership	■	■	■	■	■	■	■	■	■
Industry Experience	■	■	■	■	■	■	■	■	■
Financial Literacy	■	■	■	■	■	■	■		■
Board Experience/ Governance	■	■	■	■	■	■	■	■	■
Human Resources & Compensation	■	■	■	■	■	■	■	■	■
Health, Safety, Environmental & Social	■	■		■	■			■
Mining Operations	■			■	■			■	■
Mergers & Acquisitions / Investment	■	■	■	■	■	■	■		■
International Business	■		■	■	■		■	■	■
Risk Management	■	■	■	■	■	■	■	■	■

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On an annual basis, the NCGC reviews the overall composition of the Board, which includes a review of the Directors core and ancillary competencies. This helps formulate the basis for near and long-term Board succession strategic planning.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director is, as at the date of this Information Circular, or has been, within the last 10 years before the date of this Information Circular, a director, or executive officer of any company (including Great Panther) that was:

(a)	subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for more than thirty consecutive days, that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer; or
(b)	subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for more than thirty consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

Except as disclosed below, no proposed director is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company (including Great Panther) that:

(a)	while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or
(b)	became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

Mr. Ross is a director of the Company. Mr. Ross was previously the Chief Operating Officer of RB Energy Inc. (“RBI”) from April 2014 to May 2015. On October 14, 2014, RBI applied for and obtained an Initial Order (the "Order") to commence proceedings under the Companies’ Creditors Arrangement Act (the "CCAA") in the Québec Superior Court (the "Court"). On October 15, 2014, RBI announced that the Court issued an Amended and Restated Initial Order in respect of RBI and certain of its subsidiaries under the CCAA, which granted an initial stay of creditor proceedings to November 13, 2014. The Order was subsequently extended to April 30, 2015. On May 8, 2015, the Court appointed a receiver, Duff & Phelps Canada Restructuring Inc., under the Bankruptcy and Insolvency Act (Canada), and terminated the CCAA proceedings. The TSX de-listed RBI’s common shares effective at the close of business on November 24, 2014, for failure to meet the continued listing requirements of the TSX. Mr. Ross ceased employment as Chief Operating Officer of RBI in May 2015.

Mr. Garofalo is a director of the Company. Mr. Garofalo was a previously a director of Colossus Minerals Inc. ("Colossus") from December 2012 to November 2013. On January 14, 2014, Colossus announced that it had filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada), which was intended to enable Colossus to pursue a restructuring process. Colossus' proposal and plan of reorganization ("Colossus Plan") was approved by creditors on February 25, 2014, and, following the approval of the Ontario Superior Court of Justice (Commercial List) in March 2014, was implemented by Colossus in April 2014. The Colossus Plan effectively converted all of Colossus' outstanding debt, and its obligations under a precious metals stream agreement, into equity of Colossus.

Great Panther Mining Limited Management Information Circular	22

No proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

B. APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, located at 777 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for appointment as auditor of the Company to serve until the close of the next annual general meeting of Shareholders.

Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the appointment of KPMG LLP as auditor of the Company to serve until the close of the next annual general meeting of Shareholders.

The following table sets out the aggregate fees billed to the Company by its external auditor, KPMG LLP, in each of the last two financial years:

Category	Year ended December 31, 2020 ($)	Year ended December 31, 2019 ($)
Audit Fees (1)	991,875	1,065,000
Audit-Related Fees	Nil	Nil
Tax Fees (2)	Nil	Nil
All Other Fees (3)	19,000	18,000
Total	1,010,875	1,083,000

Notes:

(1)	Audit Fees” include fees billed by the Company’s auditor for the 2020 and 2019 periods related to the audits of the Company’s consolidated financial statements and internal controls over financial reporting, and the reviews of the Company’s interim financial statements.
(2)	“Tax Fees” are not billed to the Company as tax services are not provided to the Company by the Company’s auditor.
(3)	“All Other Fees” include fees billed for the involvement with payroll audits of the Company’s Mexican subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

Corporate governance refers to the policies and structure of a company’s board of directors, whose members are elected by and are accountable to the shareholders of that company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to following sound corporate governance practices, as such practices are both in the interests of the Company and Shareholders and help to contribute to effective and efficient decision-making. In support of this objective, the Board has adopted corporate governance policies, including the following, which are available on the Company’s website at https://www.greatpanther.com/corporate/corporate-governance/:

(a)	Code of Business Conduct and Ethics; and
Great Panther Mining Limited Management Information Circular	23

(b)	Whistleblower Policy.

The following disclosure has been prepared under the direction of the NCGC and has been approved by the Board.

Board of Directors

Independence of the Board

The Board facilitates its exercise of independent supervision over management by ensuring representation on the Board by Directors who are independent of management. Directors are considered to be independent if they currently do not have, or within the three years prior to this Information Circular did not have, a direct or indirect material relationship with the Company and if they are considered independent under applicable Canadian and United States securities laws and the rules of the stock exchanges the Company’s Common Shares trade on.

A majority of the Directors are independent - eight of the nine current Directors are independent, and eight of the nine persons nominated as Directors at the Meeting are independent. Robert Henderson, the Company’s President and CEO is the only Director or nominee for Director that is not independent. The independence of the nominees for Directors is outlined on the “Nominees for Election” section of this Information Circular.

Diversity and Gender Equality

On November 4, 2020, the Board adopted a diversity policy (“Diversity Policy”). The Diversity Policy is applicable to both directors and senior management appointments and recognizes that it is in the best interests of the Company and all of its stakeholders to have diversity in gender, age and ethnicity within our Board and management. The NCGC is responsible for making recommendations to the Board regarding any targets and timeframes for achieving representation of women on the Board and the P&CC responsible for making recommendations to the Board regarding any targets and timeframes for achieving representation of women in senior management positions. Although the NCGC and P&CC have not adopted formal targets regarding women or other diverse candidates for Director and management positions, the Company does actively take into account diversity matters in its Director and management nomination and appointment processes and advancement decisions. To ensure that the Diversity Policy is effectively implemented, the NCGC and the P&CC periodically assess its effectiveness, at least annually, and, if required, recommend changes.

The Board is committed to fostering a diverse work environment where: (a) individual differences and opinions are heard and respected; (b) employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; and (c) inappropriate attitudes, behaviours, actions and stereotypes are not tolerated and will be addressed. The Board monitors the Company’s adherence to these principles.

The Company currently has one female Independent Director who chairs the Audit Committee and serves on the P&CC. The Board is proposing two additional female nominees for appointment at the Meeting. If all of the Director nominees recommended by management are elected at the AGM, then three of the Company’s nine directors (33%) will be women.

The Company currently has five female Vice Presidents (of ten Vice Presidents) representing the critical areas of Corporate Finance & Treasury, Social Responsibility, People and Culture, Legal, and Investor Relations.

Great Panther Mining Limited Management Information Circular	24

Committee Composition

The current committees of the Board are:

(a)	Audit Committee;
(b)	P&CC (name changed effective March 27, 2020, formerly the Human Resources and Compensation Committee);
(c)	NCGC;
(d)	SHESC; and
(e)	TOC.

Each of the committees of the Board consists solely of members who are Independent Directors. During the year ended December 31, 2020, the SHESTOC was split into two committees, the SHESC and the TOC, to allow for more time to dedicate to these mandates.

Meeting Attendance Record

Directors are expected to attend all meetings of the Board and the committees of which they are members in person, to attend such meetings fully prepared, and to remain in attendance for the duration of the meeting. Attendance by telephone is acceptable in appropriate circumstances. As a result of COVID-19, the Company held a number of its Board and committee meetings occurring from mid-March 2020 onward virtually to allow for all members to be present safely. Where a Director’s absence from a meeting is unavoidable, the Director is expected to contact the Chair, the President and CEO or the Corporate Secretary as soon as possible for a briefing on the substantive elements of the meeting. The attendance of Directors at meetings of the Board and each committee during the year ended December 31, 2020, is detailed on the “Nominees for Election” section of this Information Circular. The Company is pleased to report 100% attendance by all Directors for all Board and committee meetings in 2020.

The Independent Directors hold regularly scheduled meetings which Non-Independent Directors and members of management may attend only by invitation, and such invitations may only be extended only for specific agenda items. The Board regularly holds in-camera meetings attended by the Independent Directors, in conjunction with Board meetings and each of its Committee meetings. On certain occasions, the President and CEO is invited to attend part of the in-camera meeting to discuss specific items or address questions that arise in the in-camera meetings. During the year ended December 31, 2020, the Independent Directors held nine Board meetings and eight in-camera meetings. In addition, seven in-camera Audit Committee meetings were held during the year that were attended only by the Audit Committee members, other Independent Directors, as guests, and the Company’s auditors.

The Audit Committee meets as often as deemed necessary but will meet at least once quarterly per year in conjunction with the review and approval of annual and quarterly financial statements, management’s discussion and analysis of operating results, and related filings. The P&CC meets as often as deemed necessary but will meet at least three times per year. Other committees hold regular meetings throughout the year as required but will meet at least once annually.

Great Panther Mining Limited Management Information Circular	25

Mandate and Charters

The Board has developed and approved a written mandate for the Board (“Board Mandate”) and formal charters for each committee of the Board. Copies of the Board Mandate and the charters of each committee can be found on the Company’s website at http://www.greatpanther.com/corporate/corporate-governance/. Summaries of the Board Mandate and the responsibilities of each Board Committee are set out below.

Mandate of the Board

The Directors are stewards of the Company, responsible for the overall management and direction of the Company. The Board has the responsibility to oversee the conduct of the Company’s business, to supervise management and to act with a view towards the best interests of the Company. The Board has adopted a Board Mandate, the principles of which define the parameters for the implementation and achievement of corporate goals and objectives. The Board Mandate requires compliance from each Director in letter and spirit. Each Director will execute his or her duties as a member of the Board in accordance with the terms contained in the Board Mandate. In discharging its Board Mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

Strategic planning, including:

•	participation with management in the development and annual approval of a strategic plan that takes into consideration, among other things, the risks and opportunities of the business;
•	approval of annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;
•	directing management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;
•	approval of entry into, or withdrawal from, lines of business that are, or are likely to be, material to the Company; and
•	approval of material acquisitions and divestitures.

Financial and corporate matters, including:

•	taking reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;
•	approval of financings and the incurrence of material debt outside the ordinary course of business; and
•	approval of commencement or settlement of material litigation.

Business and risk management, including:

•	ensuring that management identifies the principal risks of the Company’s business and implements appropriate systems to manage the risks;
•	approval of any plans to hedge sales; and
•	evaluation of, and assessing, information provided by management and others about the effectiveness of risk management systems.

Policies and procedures, including:

•	approval of, and monitoring of compliance with, all significant policies and procedures that govern the Company’s operations;
•	approving and acting as guardian of the Company’s corporate values; and
Great Panther Mining Limited Management Information Circular	26

•	directing management to ensure that the Company operates within applicable laws and regulations and to the highest ethical and moral standards.

Audit Committee Charter

The Audit Committee is responsible for overseeing the policies and practices relating to the quality and integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding corporate assets, reliability of the information, and compliance with policies and laws. The Audit Committee’s role is to support the Board in meeting its responsibilities to Shareholders, review and establish the independence of the external auditor, facilitate effective communication between management and the external auditor, provide a link between the external auditor and the Board, and increase the integrity and objectivity of financial reports and public disclosure. The full text of the Audit Committee Charter is available for viewing on the Company’s website at http://www.greatpanther.com/_resources/pdf/AC-Charter.pdf. During the year ended December 31, 2020, the Audit Committee met seven times.

The Audit Committee is also responsible for considering any possible conflicts of interest between the Company and any director or officer of the Company and is required to approve any such related party transaction in advance.

The Audit Committee has full and unrestricted direct access to the external auditor and is responsible for approving the nomination and establishing the independence of the external auditor.

P&CC Charter

The role of the P&CC includes evaluating the performance of the President and CEO and reviewing and approving the President and CEO’s evaluation of the SMT. The P&CC also assists the Board in its oversight role by approving all corporate goals and objectives, compensation, succession and development for the Senior Management Team and Directors, recommending compensation plans, including equity-based compensation plans to the Board. The full text of the P&CC Charter is available for viewing on the Company’s website at https://www.greatpanther.com/_resources/pdf/PCC-Charter.pdf. During the year ended December 31, 2020, the P&CC met four times.

NCGC Charter

The NCGC enhances the Company’s performance by developing and recommending governance principles and assisting the Company in discharging its corporate governance responsibilities under the applicable law. It also assesses and makes recommendations relating to the effectiveness and performance of the Board. This committee is responsible for establishing and leading the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for Directors. As part of its mandate, the NCGC, among other things, develops and reviews a long-term plan for Board composition, reviews the Board’s relationship with management to ensure the Board functions independently, develops criteria for Directors, recommends nominees for election as Directors and for appointment to committees, and reviews and monitors orientation and education of Directors. The full text of the NCGC Charter is available for viewing on the Company’s website at https://www.greatpanther.com/_resources/pdf/NCGC-Charter.pdf. During the year ended December 31, 2020, the NCGC met five times.

SHESTOC Charter

The SHESTOC was a committee of the Board until November 4, 2020 when it was split into the SHESC and TOC. The role of the SHESTOC was to assist the Board in the review, monitoring and oversight of the Company’s Safety, Health, Environment, Social, Technical and Operations policies and regulatory compliance obligations. It was the responsibility of this committee to review and make recommendations with respect to the Company’s (i) safety and health programs, (ii) mining, processing and exploration programs and procedures, (iii) key corporate and management level safety and health, operations and exploration personnel, (iv) environmental management programs and compliance issues and (v) social performance management programs and compliance issues. During the year ended December 31, 2020, the SHESTOC met four times before splitting its mandates into two separate committees - SHESC and TOC, respectively, to allow for more time to focus on the specific mandates of each committee and to set up the potential for separation of these governance workstreams.

Great Panther Mining Limited Management Information Circular	27

SHESC Charter

The role of the SHESC is to assist the Board in its oversight responsibilities in respect of: (i) the health and safety of the Company’s employees and contractors at its mining operations and at its development and exploration project sites; (ii) ensuring the Company’s mining operations and development and exploration programs are conducted in an environmental and socially responsible manner through the application of prudent design and operating practices and the education and training of the employees and contractors who work on the Company’s projects; (iii) ensuring that the Company has good relations with the communities where the Company has its mining operations and conducts its development and exploration programs and operates in a socially responsible manner; (iv) monitoring the Company’s compliance with applicable laws governing the Company’s mining operations and development and exploration programs; (v) identifying the Company’s risk exposure as they relate to health and safety, environmental, community relations and sustainability matters; and (vi) providing reports on environmental, social and governance data to investors and other stakeholders. The full text of the SHESC Charter is available for viewing on the Company’s website at https://www.greatpanther.com/_resources/pdf/SHES-Charter.pdf. During the year ended December 31, 2020, the SHESC met once following its constitution on November 4, 2020.

TOC Charter

The role of the TOC is to assist the Board in its oversight responsibilities in respect of: (i) reviewing and monitoring the technical and operational aspects of mining operations, development and exploration programs; (ii) reviewing and monitoring technical studies and evaluations; (iii) management’s reporting of mineral reserve and mineral resource reporting; (iv) changes in laws and regulations as they may impact the Company’s mining operations and development and exploration program. It is the responsibility of the TOC to review and make recommendations with respect to management’s assessment and approach in relation to the Company’s operational and exploration performance, including the overall effectiveness and improvements of the mine plans, explorations programs and special projects and management’s assessment of the Company’s major operational risk exposure. The TOC is required to satisfy itself that the management of the Company monitors trends, and reviews current and emerging issues in the mining, processing and exploration fields and evaluates the impact, if any, on the Company. The full text of the TOC Charter is available for viewing on the Company’s website at https://www.greatpanther.com/_resources/pdf/TOC-Charter.pdf. During the year ended December 31, 2020, the TOC met twice following its constitution on November 4, 2020.

Position Descriptions

Written position descriptions have been developed for the President and CEO, the Chair of the Board, and the Chair of each committee of the Board. The position descriptions are further augmented by the experience of the President and CEO, Chair of the Board and respective Chairs of the Board committees, who have a thorough knowledge and understanding of the responsibilities associated with their respective roles.

Orientation and Continuing Education

The NCGC is responsible for establishing and monitoring the orientation and continuing education of Directors. When new Directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of Directors. Board meetings also include presentations by the Company’s management and employees to give the Directors additional insight into the Company’s business. While the Company does not have a formal continuing education program, in order to enable each Director to perform his or her duties better and to recognize and deal appropriately with issues that arise, the Company provides Directors with suggestions to undertake continuing director education, the cost of which is borne by the Company. All Board members have significant experience in the governance of public companies, which the Board believes ensures the effective operation and governance of the Board. Committee chairs may also coordinate education sessions on specific topics for their committee members.

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In typical years, the Company also organize site visits for Directors, so they gain additional insights into various aspects of our business and our global operations. Site visits also give Directors an opportunity to meet directly with management and other employees in those areas or regions. Due to COVID-19 concerns and restrictions, the frequency of site visits was severely restricted in 2020.

The following table provides details regarding each Director’s continuing education during the year ended December 31, 2020:

Director	Course / Event
David Garofalo, FCPA, FCA, ICD.D

•     Attended various seminars and webinars throughout 2020 including, among others, COVID-19, Capital Markets and Governance related matters, CPABC programs and Environmental, Social and Governance Board presentation

•     Attended BMO Metals and Mining Conference

Joseph Gallucci, MBA	• Attended various in-house seminars on money laundering, cybersecurity and Environmental, Social and Governance Board presentation and Audit Committee Cyber-Security presentation • Attended PDAC
Alan Hair, CEng MIMMM, ICD.D	• Attended various webinars throughout 2020 and Environmental, Social and Governance Board presentation
Robert Henderson, B.Sc, MBA

•     Attended various conferences including Beaver Creek, Denver Gold, Red Cloud Octoberfest, and HC Wainright

•     Attended Environmental, Social and Governance Board presentation and Cyber-Security Audit Committee presentation

•     Site visit - Tucano (October 2020)

John Jennings, MBA, CFA

•     Attended various seminars and webinars throughout 2020 offered by ICD

•     Completed Indigenous Canada certificate program offered through the University of Alberta

•     Attended Environmental, Social and Governance Board presentation and Cyber-Security Audit Committee presentation

Elise Rees, FCPA, FCA, ICD.D

•  Attended various courses and seminars offering by ICD including, among others, COVID-19, Governance, Risk Management, Mining and Metals and Finance related topics

•     Attended Environmental, Social and Governance Board presentation and Cyber-Security Audit Committee presentation

Kevin J. Ross, EUR ING., B.Sc. (Hon) Min Eng., MBA	• Attended Environmental, Social and Governance Board presentation

Acronyms used in this table:

CPABC - Chartered Professional Accountants of British Columbia

ICD - Institute of Corporate Directors

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to its Directors, officers and employees. The Code sets out expectations for the conduct of the Company’s business in accordance with all applicable laws, rules and regulations and the highest ethical standards. The Code is available on the Company’s website at http://www.greatpanther.com/_resources/pdf/code-of-business-conduct-ethics.pdf and under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml. In addition, the Board has found that fiduciary duties placed on individual Directors by governing corporate legislation and the common law, and restrictions placed by applicable corporate legislation on an individual Director’s participation in decisions of the Board in which the Director has an interest, are sufficient to ensure the Board operates independently of management and in the best interests of the Company. The Code is reviewed annually for best practices. The Code was last amended on October 29, 2019.

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The NCGC oversees compliance with the Code, and Ms. Rees, the Audit Committee Chair, who is an Independent Director, serves as the Business Ethics Officer responsible for ensuring adherence with the Code. While serving in this capacity, the Business Ethics Officer reports directly to the Board.

Training on the Code for Directors, officers and employees is conducted on an ongoing basis. To ensure familiarity with the Code, Directors, officers and employees are required to read the Code and sign a compliance certificate annually.

The Code states that the Company’s Directors, officer and employees should not be involved in any activity that creates or gives the appearance of a conflict of interest. Directors, officers and employees must immediately notify the Business Ethics Officer of the existence of any actual or potential conflict of interest, which includes any interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement that the Director or Executive Officer should have in respect of the transaction or agreement. All Directors and Executive Officers are subject to the requirements of the BCA with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

A conflict of interest occurs when a Director, officer or employee finds himself or herself in a position where his or her personal interests conflict with the interests of the Company or have an adverse effect on the Director’s, officer’s or employee’s motivation or the proper performance of his or her job.

Directors, officers and employees must report, in person or in writing, any known or suspected violations of laws, governmental regulations or the Code to the Business Ethics Officer as soon as practicable upon becoming aware of the known or suspected violation. The Code provides that each Director, officer and employee is personally responsible for, and has a duty to report violations or suspected violations of the Code to the Business Ethics Officer, and that no employee will be discriminated against for reporting what the employee reasonably believes to be a breach of the Code or any law or regulation. Additionally, Directors, officers and employees may contact the Business Ethics Officer with a question or concern about this Code or business practice.

The Company has also adopted a whistleblower policy and reporting system (the “Whistleblower Policy”), which is available on the Company’s website at http://www.greatpanther.com/_resources/pdf/whistle-blower-policy.pdf. The Whistleblower Policy was last updated and approved on October 29, 2019 and complements the Code. The Code and Whistleblower Policy provide a mechanism for Directors, officers, employees and contractors of the Company and its subsidiaries, to report violations or concerns. The reporting person is encouraged to discuss concerns or violations to the Code directly with their supervisor, the Vice President, People and Culture or the Vice President Legal & Corporate Secretary. If for any reason, these channels are not appropriate, concerns can be reported through the alternative anonymous and confidential reporting system via the Internet, electronic email, telephone or mail. The system will provide immediate notice to the Business Ethics Officer and the Chair of the Audit Committee. The Code requires any questions or reported violations to be addressed immediately and seriously and provides that reporting of suspected breaches can be made anonymously. Upon review and investigation of the reported matters, the Company may take corrective and disciplinary action, if appropriate.

Nomination of Directors

The Board considers its size each year when it considers the number of Directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The NCGC also considers the Company’s Diversity Policy and the objectives to ensure diversity at the Board level. Based on these considerations, the NCGC recommends the nine continuing Directors for election this year three of whom are women.

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The NCGC is composed of Mr. Joseph Gallucci, who was appointed as Chair on June 24, 2020, Mr. Ross and Mr. Garnett who is not standing for re-election to the Board, all of whom are Independent Directors. The mandate of the NCGC includes identifying individuals qualified to be nominated for election as Directors of the Company or any of the Board's committees. It also extends to evaluating the qualifications and independence of each member of the Board and its committees and recommending to the Board any appropriate changes in the composition of the Board and any of its committees. The Company anticipates that an additional independent Director will be appointed to the NCGC following the AGM in order to replace Mr. Garnett.

In fulfilling its mandate, the NCGC, among other things: identifies and evaluates individuals qualified to be nominated for election as Directors of the Company or any of the Board's committees (the “Nominees”); reviews and develops the Board's criteria for selecting Nominees, including consideration of the Company’s Diversity Policy and the representation of women and other diversity of the Board; selects, or recommends that the Board select, Nominees for election at the annual meeting of the Shareholders of the Company; evaluates any individuals nominated for election as Directors of the Company by the Shareholders of the Company; and retains a search firm to assist the NCGC in identifying, screening and attracting Nominees, if necessary.

Board Renewal

The Company does not have term limits for its Directors as the Board is of the view that term limits are arbitrary and can result in the removal or exclusion of valuable and experienced Directors solely because of length of service. For similar reasons, the Board considers the use of an age limitation for Directors is not appropriate nor in the best interests of the Company. The Board believes that arbitrary age or term limits can be detrimental to the Company by excluding experienced and valuable candidates with the accompanying loss of continuity and institutional knowledge. Such belief is consistent with the positions of a number of governance and advisory groups.

The decision to not have term limits and to eliminate the age limitation was based upon the Board’s belief that Directors should be assessed on their ability to make meaningful contributions. The Company undertakes regular and rigorous reviews of Board, Committee and Director performance and skills as part of evaluating the overall performance of the Board, Committees and the contributions made by each Director. The Company’s annual performance review and skills assessment is a more meaningful way to evaluate and assess Director performance, and a more effective way to maintain an appropriate balance between the benefits of new and diverse characteristics and perspectives and ensuring there is continuity of institutional and industry knowledge and experience. The Board has demonstrated the effectiveness of its approach.

Assessments and Performance Reviews

The Board monitors the adequacy of information given to Directors, communication between the Board and management, and the strategic direction and processes of the Board and its committees. The NCGC oversees an annual formal assessment of the Board, its committees, and the individual Directors, including an assessment of their own performance as Directors, corporate governance, and Board composition. Assessment results are compiled and reported to the Board chair and the chair of the NCGC. The NCGC reviews the results and provides a final report to the full board, which is used to address any areas for improvement and develop the board’s priorities for the following year. The Board chair also has one-on-one interviews with each director to receive any candid feedback on the performance of the board and committees for developing the board’s priorities for the following year. He then meets with the Board to discuss the recommendations and plan the implementation of the board’s priorities for the coming year. The Board is satisfied with the overall progress and corporate achievements of the Company and believes this reflects well on the Board and its practices.

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NYSE American Corporate Governance Requirements

In addition to the corporate governance requirements prescribed under applicable Canadian securities laws, rules and policies, the Company is also subject to corporate governance requirements prescribed by the listing standards of the NYSE American, and the rules and regulations promulgated by the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002.

Section 110 of the NYSE American LLC Company Guide permits the NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

Section 123 of the NYSE American LLC Company Guide recommends that the quorum for meetings of Shareholders of a listed company be not less than 33-1/3% of the issued and outstanding shares entitled to vote at a meeting of Shareholders. Upon listing, the Company received an exemption from this listing standard. The Company’s quorum requirement is specified in its corporate charter as two persons who are, or who represent by proxy, shareholders of the Company.

Section 713 of the NYSE American LLC Company Guide requires that the Company obtain the approval of its Shareholders for share issuances equal to 20% or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings and there is no equivalent requirement under British Columbia law. However, under TSX rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer, during any six-month period, and has not been negotiated at arm's length. Shareholder approval is also required, pursuant to TSX rules, in the case of private placements: (a) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the Company which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (b) that during any six-month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the Company that are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period. The rules of the TSX also require shareholder approval in connection with an acquisition by the Company where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer that are outstanding, on a non-diluted basis. The Company intends to seek a waiver from NYSE American’s section 713 requirements should a dilutive private placement financing trigger the NYSE American Shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or TSX rules.

The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NYSE American. In addition to having a separate Audit Committee, the Company’s Board has established a separately designated (i) P&CC that materially meets the requirements for a compensation committee under Section 805 of the NYSE American LLC Company Guide, as currently in force, and (ii) a NCGC that materially meets the requirements for a nominating committee under Section 804 805 of the NYSE American LLC Company Guide. Each of the P&CC and the NCGC is comprised of directors who meet independence requirements under NI 52-110 and the NYSE American stock exchange requirements.

AUDIT COMMITTEE

In addition to the disclosure under “Statement of Corporate Governance Practices - Mandates and Charters - Audit Committee Charter”, information about the Audit Committee, as well as a copy of its Charter, are included in the Annual Information Form (the “AIF”) that was filed under the Company’s profile on SEDAR at www.sedar.com on March 11, 2021, under the heading “Audit Committee Information”. A copy of the AIF is available upon request from the Company’s Investor Relations Department at Suite 1330, 200 Granville Street, Vancouver, British Columbia, telephone number: 1 888 355 1766 (Canada/USA Toll-Free) or +1 604 608 1766 (International Toll), or email: info@greatpanther.com, free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of the AIF.

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STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

This section provides information on our executive compensation program for 2020. For 2020, the Named Executive Officers, as defined in NI 51-102 of the Company were as follows:

Name	Title	Notes
Jeffrey Mason	Interim President and CEO (“Interim CEO”)	Until April 20, 2020
Robert Henderson	President and Chief Executive Officer (“CEO”)	Mr. Henderson joined April 21, 2020
Jim A. Zadra	Chief Financial Officer (“Former CFO”)	Mr. Zadra was CFO until March 15, 2021. Mr. Zadra was also Corporate Secretary until July 20, 2020, at such time these responsibilities were assigned to another employee of the Company.
Neil Hepworth	Chief Operating Officer (“COO”)
Brian Peer	Vice President (“VP”), Operations Mexico and Peru
Fernando Cornejo	Vice President (“VP”), Operations Brazil

We refer to the Company’s Named Executive Officers as the “NEOs” in this Circular. Reference in this Information Circular to “Senior Management Team” or “SMT” include the CEO, Former CFO, COO and each of the Vice-Presidents of the Company.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of the Key Element of Executive Compensation

Below are some of the key elements of the Company’s executive compensation plan that are in place to ensure good governance:

Pay for performance - ~64% of CEO Total Direct Compensation (as defined in the graphic below) is variable and at-risk through the annual incentive and share based grants. The average percentage of Total Direct Compensation for the other NEOs is ~55%.

Relevant performance metrics - The performance metrics and expected performance levels for the short-term incentive plan are reviewed on an annual basis to ensure the metrics and expected performance focus the NEOs on relevant activities for the business and tie payouts to positive performance for Shareholders.

Annual review of peer group - The P&CC annually reviews the applicability of the compensation peer group for NEOs and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of the Company's operations.

Cap on short-term incentive payouts - Payouts under the short-term incentive plan are capped for each of the NEOs at 150% of Target.

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Threshold performance expectations before incentive payouts are made - Threshold performance expectations, including safety targets, are set to make sure that a minimum level of performance is achieved against short-term incentive performance metrics before payouts can be made for that metric. Share option grants, due to the requirement for Great Panther’s share price to exceed the exercise price on grant date for value to be earned upon exercise, also act as a minimum performance expectation in the long run.

Modest benefits and perquisites - Benefits and perquisites are set at competitive levels but represent a small part of total NEO compensation.

Review of compensation risk - The P&CC monitors the risk inherent within its compensation plan to ensure the plan does not encourage excessive risk-taking. To the date of this Information Circular, the Company has not identified any risks arising from the Company’s policies and practices that are reasonably likely to have a material adverse effect on the Company.

Employment agreements - The Company has employment agreements with all NEOs to protect proprietary knowledge obtained while at Great Panther. Under the terms of each NEO’s employment agreement, each NEO has made commitments in favour of the Company including non-solicitation and non-disclosure covenants and minimum notice periods in the event of the executive’s resignation. Termination benefits for each NEO are summarized under the heading “Termination and Change in Control Provisions”.

Independent advice - The P&CC has engaged an independent advisor, Global Governance Advisors (“GGA”), to advise it on compensation and governance matters.

No share option repricing - Options are not allowed to be repriced under the Company’s option and long-term incentive plans (described below under the heading “Long-Term Incentive Plans” and summarized in Appendix “A” and “B” of this Information Circular).

No excessive severance obligations - NEO severance obligations are capped at no higher than 24 months.

No hedging of share-based compensation - The Company has a policy restricting employees, officers and Directors from purchasing financial instruments to hedge or offset a decrease in the market value of share options or any other share-based compensation.

Share ownership requirements - With effect as of June 30, 2019, and codified in writing on November 4, 2020, the Company adopted a share ownership policy (the “Share Ownership Policy”) that requires SMTs to own a minimum value of Common Shares of the Company to encourage them to consider long-term performance and multi-year goals in decision-making (described below under the heading “Share Ownership Requirements”).

Key Executive Compensation Principles

The Company’s CEO, CFO and COO, together with the assistance of the Vice President, People and Culture, participate in executive compensation decisions by making recommendations to the P&CC regarding: (a) SMT base salary, annual short-term and long-term incentive awards; (b) annual and long-term quantitative and qualitative goals and objectives for the SMT; and (c) recommendations to amend short-term and long-term incentive plans, as necessary.

The P&CC reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board.

The following executive compensation principles guide the P&CC in fulfilling its roles and responsibilities in the design and ongoing administration of the Company’s executive compensation plan:

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•	Compensation levels and opportunities should be sufficiently competitive to facilitate recruitment and retention of qualified and experienced executives while being fair and reasonable to Shareholders;
•	Compensation should reinforce the Company’s business strategy by communicating key metrics and operational performance objectives (both annual and long-term) in its incentive plans and by emphasizing incentives in the total compensation mix;
•	Compensation should reinforce the Company’s commitment to health, safety and the environment, ensuring safe working conditions for all employees and contractors in a manner that respects the physical environment;
•	Incentive compensation should account for the Company’s commodity-based cyclical business environment in which metal price and currency exchange rate volatility can have a significant impact on financial and some operating metrics. Incentive compensation plans should not be designed to derive benefit from unexpected fluctuations in metal prices and/or currency exchange rates and instead focus on operational and financial performance measures that are more independent of the effect of unforeseen movements in metal prices and currency exchange rates; and
•	Compensation plans should align executives’ long-term financial interests with those of Shareholders by providing equity-based incentives.

The Company’s executive compensation plan is designed to encourage, compensate, and reward executives on the basis of individual and corporate performance, both in the short- and long-term. NEO compensation includes base salary and benefits, payments under the Company’s Short-term Incentive Plan (the “STIP”) and awards under the Company’s Long-term Incentive Plan (the “LTIP”), which provides for share options, RSUs and PSUs. However, the NEOs and each of the other members of the SMT have a higher portion of their compensation composed of variable incentives tied to corporate performance (STIP and LTIP). Salaries are a base level of compensation designed to attract and retain executives and employees with the appropriate skills and experience. STIP payments are designed to reward for the achievement of short-term corporate objectives (generally one year) and individual contribution towards achieving those objectives, while LTIP awards are designed to provide incentives to increase Shareholder value over the longer-term and thereby better align executive compensation with the interests of Shareholders.

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Each element of executive compensation is carefully considered by the P&CC to ensure that there is the right mix of short-term and long-term incentives for the purposes of achieving the Company’s goals and objectives.

To emphasize a pay-for-performance philosophy at Great Panther, Total Direct Compensation is heavily weighted towards “at risk” compensation in the form of the STIP and LTIP awards. As shown below, a significant portion of the CEO’s and NEO’s Target Total Direct Compensation, approximately 64% and 55%, respectively, is at risk and tied to annual and long-term performance.

Notes:

(1)	The NEO target compensation mix graph does not include the CEO target compensation mix.
(2)	CEO Target Compensation Mix: Base Salary - 35.7%; STIP - 28.6%; and LTIP - 35.7%.
(3)	NEO Target Compensation Mix: Base Salary - 45.2%; STIP - 21.4%; and LTIP - 33.4%.

During the year ended December 31, 2019, the P&CC retained GGA to provide independent compensation and governance advice to the P&CC and to the Board. The recommendations of GGA were implemented over a two-year period. There was no review during 2020. The next review will be completed in 2021.

GGA is an internationally recognized, independent advisory firm that provides counsel to boards of directors on matters relating to executive compensation and governance. GGA was retained to review the compensation and governance for the Company’s executives and Directors, which may include, in any particular year, the evaluation of:

•	the Company’s overall executive and Director compensation philosophy, objectives and approach;
•	the competitiveness of executive and Director compensation levels - including benefits and perquisites;
•	the appropriateness of the Company’s short- and long-term incentive plans;
•	executive and Director succession planning;
•	required public disclosure as it relates to executive and Director compensation; and
•	any other compensation and governance requests made by the P&CC.

During the year ended December 31, 2020, GGA was engaged by the P&CC to review the Company’s 2020 management information circular, in particular, the Compensation Discussion and Analysis and compensation disclosure for the year ended December 31, 2019 and the amendments to the Company’s Omnibus Plan (defined and described below under the heading “Long Term Incentive Plan”). During the year ended December 31, 2019, and following the Company’s acquisition of Beadell Resources Ltd., GGA was engaged by the P&CC to conduct a competitive market compensation review for the top six executive and management positions as well as for Board remuneration including a peer group analysis, evaluation of Total Direct Compensation (base salary plus short-term incentive and long-term incentive) levels; and prepare an analysis of Great Panther’s short- and long-term incentive plan design practices to market practices. The recommendations of GGA were implemented over a two-year period beginning in 2019 and following in 2020.

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The table below outlines the fees paid for GGA's services in 2020 and 2019, respectively.

Year	Executive Compensation Related Fees ($)	All Other Fees ($)
2020	22,658	Nil
2019 (1)	64,552	Nil

Note:

(1)	The increase in fees in 2019 are reflective of the growth in the size of the Company as a result of the acquisition of Beadell Resources Ltd., requiring the development of a new peer group and detailed compensation analysis for each senior position.

The P&CC reviews all fees and the terms of consulting services provided by its independent compensation consultant.

Based on this review, the Company has maintained the following general principles in determining its executive and Director total compensation plans for the year ended December 31, 2020:

Annual Compensation Review Process

The P&CC follows an annual compensation review process, working in collaboration with an independent compensation advisor. Generally, the compensation advisor is engaged in a more detailed scope review in alternate years. The process includes the following key steps:

1.	Review and validate the compensation philosophy;
2.	Review and validate the peer group;
3.	Detailed executive compensation review;
4.	Detailed review of performance metrics and determination of incentive awards; and
5.	Establish performance metrics for following financial year.

Peer Group

The Company uses the following criteria when determining appropriate comparators for compensation benchmarking purposes:

•	Companies of a similar size to Great Panther, primarily from a total assets perspective, but also taking into account other factors such as market capitalization, revenue, as well as gold and silver production;
•	Companies with operations in similar geographical locations (i.e., South America/Mexico) to account for geographic risk;
•	Companies with a similar business strategy and scope of operations as Great Panther;
•	Companies in a similar stage of growth and development as Great Panther; and
•	Companies that have similar complexities in mining operations.

The peer group defines the competitive market, which Great Panther uses to guide executive compensation design and pay levels.

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In 2019, GGA assisted Great Panther in defining a custom peer group based on the criteria listed above. In 2020, the Company’s peer group was adjusted to reflect acquisitions completed in 2020. Specifically, Guyana Goldfields Inc. was replaced with its acquiror Zijin Mining Corp. and Leagold Mining Corporation was removed as a result of its acquisition by Equinox Gold Corp. which was already in the custom peer group. The 2020 Peer Group is shown below:

2020 Peer Group for Great Panther Mining Limited
Americas Gold and Silver Corporation	Gold Resource Corporation	Silvercorp Metals Inc.
Argonaut Gold Inc.	Gran Colombia Gold Corporation	SSR Mining Inc.
Endeavour Silver Corp.	Mandalay Resources Corporation	Trevali Mining Corporation
Equinox Gold Corp.	McEwen Mining Inc.	Wesdome Gold Mines Ltd.
First Majestic Silver Corp.	Premier Gold Mines Limited	Zijin Mining Corp.
Fortuna Silver Mines Inc.	Sierra Metals Inc.

In addition to the custom peer group, for additional context, the Company evaluates global mining industry data from GGA’s Global Mining compensation database.

Base Salary

Base salary is intended to remunerate the executive for discharging job responsibilities and reflects the executive’s performance over time. Individual salary adjustments take into account performance contributions in connection with their specific duties. The base salary of each executive is recommended by the CEO and approved by the Board based on an assessment by the P&CC of his or her sustained performance and consideration of competitive compensation levels for the markets in which the Company operates. In making its recommendations to the Board, the P&CC also considers the particular skills and experience of the individual. A final determination on base salary, is made by the Board, in its sole discretion, based on the recommendations of the P&CC and its knowledge of the industry and geographic markets in which the Company operates. While the CEO may make a recommendation regarding annual base salaries, the P&CC and the Board make the final determination. Except for the interim CEO and the CEO as noted below, the base salaries of all NEO’s were increased in April 2020 with effect retroactive to January 1, 2020.

NEO	Base Salary Paid During 2020 ($)
Jeffrey Mason (1) Interim CEO	166,667
Robert Henderson (2) CEO	313,793
Jim A. Zadra Former CFO	330,000
Neil Hepworth Coo	380,000
Brian Peer (3) VP, Operations Mexico And Peru	355,498
Fernando Cornejo VP, Operations Brazil	300,000

Notes:

(1)	Mr. Mason’s base salary was $500,000 per annum at the date his employment ended on April 20, 2020.
(2)	Mr. Henderson’s base salary was $450,000 per annum on December 31, 2020.
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(3)	Mr. Peer’s base salary is contracted and paid in US dollars at a rate of US$265,000 per annum. The amount in the table above is presented in Canadian dollars using an average exchange rate of US$1.00 = $1.3415.

Short-term Incentive Plan for 2020

The Company’s STIP is designed to reward management for achieving certain strategic objectives and milestones. The Board evaluates executive incentive compensation based on the Company meeting those strategic objectives and milestones. STIP payments, if awarded, recognize contributions to achieving the Company’s goals. STIP payments are reviewed and approved by the P&CC to ensure that such remuneration is appropriate, equitable and commensurate with the Company’s performance and achievement of goals and objectives. Notwithstanding any objectives and targets, the Board retains ultimate discretion for any awards under the STIP.

The STIP determines annual incentive compensation with specific objectives recommended by the P&CC and approved by the Board. Under the STIP, employees of the Company are grouped into different categories, each with a different target award opportunity and percentage allocation of corporate versus individual goals. Incentive compensation for the employees is directly tied to the achievement of corporate objectives, as well as the achievement of personal goals and objectives. The purpose of the STIP is to align individual contributions with corporate objectives, incentivize the achievement of key objectives that are most highly valued, and reward senior management for achieving objectives commensurate with the business and operational success of the Company. During the year ended December 31, 2020, the P&CC recommended and, the Board approved the STIP corporate objectives and a second set of objectives for the SMT. In the first quarter of 2021, the P&CC also reviewed and evaluated the achievement of these objectives and recommended the approval of the evaluations to the Board.

The STIP payments to the NEOs are based on a formula considering corporate objectives, SMT objectives and individual objectives, weighted 60%, 20% and 20%, respectively. The individual objectives are both quantitative and qualitative in nature and support the achievement of overall corporate objectives. The corporate objectives include an overarching safety objective to underscore the importance of maintaining an organization that values safe operations.

The following table provides the mix of Corporate, SMT and individual objectives used in the STIP payment determination, and the target award and ranges.

	CEO (Henderson) (%)	Former CFO (Zadra) (%)	COO (Hepworth) (%)	VP, Operations Mexico and Peru (Peer) (%)	VP, Operations Brazil (Cornejo) (%)
Target STIP (% of Base Salary)	80	50	50	45	45
STIP Award Range (% of Salary)	0-120	0-75	0-75	0-67.5	0-67.5
Weighting of Corporate Objectives	60	60	60	60	60
Weighting of SMT Objectives	20	20	20	20	20
Weighting of Individual Objectives	20	20	20	20	20

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The achievement of corporate objectives may range from 0% to 150% for each of the NEOs depending on the specific goals and actual performance relative to the target. At the same time, the P&CC may also include bonus achievement rewards relative to unforeseen matters or particular accomplishments. The result of each corporate objective is multiplied by a factor ranging from 0.5x to 1.5x based on the safety record of the mining operations, to determinate an overall percentage achievement for the corporate objectives with the STIP that may range from 0% to 150% for each of the NEOs.

The final STIP payment for each NEO (who is also part of the SMT) is computed as follows:

Notes:

(1)	Adjusted by a safety record multiplier of 0.5 - 1.5, while maintaining cap of 150%.

The following table describes the corporate objectives for the purposes of the 2020 STIP, as well as the final evaluation of the achievement of each corporate objective:

Metric	Criteria and Evaluation	Weight	Threshold (50%)	Target Weighting (100%)	Stretch (150%)	Actual Result (%)
People & Culture	a. Objectives - Maintain 100% compliance with corporate performance/development procedures and policies. Evaluation - Target+ b. Communication - Regular communication throughout about strategy, business performance and the workplace. Support, reward and communicate innovation, successes, and outstanding performance. Evaluation - Stretch c. CEO Onboarding - Review of key management accountabilities to align with new CEO once appointed in 2020 Evaluation: Stretch	20	0	20	30	27.5
Sustainability	a. Reporting - Improve public disclosure of sustainability information available to our stakeholders through sustainability reporting in accordance with the Global Reporting Initiative Standards. Evaluation - Stretch b. Data Management - Continue working on the improvement and		0	20	30	27.5

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Metric	Criteria and Evaluation	Weight	Threshold (50%)	Target Weighting (100%)	Stretch (150%)	Actual Result (%)
	internal alignment at all sites of the definition of criteria, tracking, and collection of sustainability KPIs based on the material topics identified in 2019. Evaluation: Target+
2020 Production	Tucano: a. Target - Achieve budget production of 131,577 gold equivalent ounces (“Au eq oz”); b. Stretch - Achieve production of 137,000 Au eq oz or more (top end of guidance); and c. Threshold - Achieve production of 126,000 Au eq oz or less. (just below bottom end of guidance). Evaluation: Threshold - 125,417 Au eq oz produced despite challenges of COVID-19.	10	0	10	15	5
	Mexico: a. Target - Achieve budget production of 3,157,000 silver equivalent ounces (“Ag eq oz”); b. Stretch - Achieve production of 3,280,000 Ag eq oz or more (top end of guidance); and c. Threshold - Achieve production of 3,030,000 Ag eq oz or less. (just below bottom end of guidance). Evaluation: Below Threshold	10	0	10	15	0
2020 AISC per Au/Ag oz sold (excluding corporate G&A expenditures) (1)	Tucano: a. Target - US$1,268 b. Stretch -US$1,268 or less with maximum awarded at US$1,220 or better; and c. Threshold - Any result in excess of US$1,320. Actual AISC will be adjusted for budgeted foreign exchange rates and by-product credits for the purposes of this evaluation. Evaluation: Stretch	14	0	14	21	21
	Mexico - GMC: a. Target - USS$16.43; b. Stretch - less than US16.43 with maximum awarded at US$15.45; and	2	0	2	3	0

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Metric	Criteria and Evaluation	Weight	Threshold (50%)	Target Weighting (100%)	Stretch (150%)	Actual Result (%)
	c. Threshold - Any result in excess of US$17.09 Evaluation: Below Threshold
	Mexico - Topia: a. Target - US$13.96; b. Stretch - less than US13.96 with maximum awarded at US$13.40; and c. Threshold - Any result in excess of US$14.52. Evaluation: Below Threshold	2	0	2	3	0
2020 Corporate G&A	a. Target - Achieve budgeted Corporate G&A (excluding STIP and non-cash items); b. Stretch - Achieve better than budget with maximum awarded at 15% lower the budgeted Corporate G&A (excluding STIP and non-cash items) c. Threshold - No award if more than budgeted Corporate G&A (excluding STIP and non-cash items) Evaluation: Below Threshold	2	0	2	3	0
Exploration, Mineral Resources & Reserves	Tucano: a. Target - Expand Measured and Indicated Mineral resources by 200,000 Au oz in the mining concession considering exploration plan to drill the targets Tap AB3, Tap ABS, Neo Lode, Torres and Urucum (East, N, CN, CS, Saddle and deeps); and maximum award for Stretch - expand Measured and Indicated Mineral resources by 300,000 Au oz; and b. Ensure retention of key concessions. Evaluation: Target+	10	0	10	15	12.5

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Metric	Criteria and Evaluation	Weight	Threshold (50%)	Target Weighting (100%)	Stretch (150%)	Actual Result (%)
	Guanajuato: a. Re-establish Measured, Indicated and Inferred Mineral Resources in at least one new area Evaluation: Target b. Target - 1.5 million Ag eq oz; and maximum award for Stretch - 2.5 million Ag eq oz+. Evaluation: Stretch	4	0	4	6	5
	San Ignacio (4%) Expand Mineral Resource into new areas (San Pedro, San Ignacio Nuevo North, S. de Christo, or Exploration target) with Target - 1.5 million Ag eq oz; and maximum award for Stretch - 2.5 million Ag eq oz+. Evaluation: Stretch	4	0	4	6	6
	Topia (2%) Start to build Inferred resource at several of the new zones (San Juan, hanging wall veins of Madre, Hipolito / Cantarranas, Oliva vein (area east of Recompensa Mine) with Target - 2M Ag eq oz; and maximum award for Stretch - 3M Ag eq oz+. Evaluation: Below Threshold	2	0	4	6	0
Subtotal for Corporate Objectives						104.5
	Adjustment for Safety Factor (range of 0.5 to 1.5) (2)					52.25 (3)
	Adjustment for Extraordinary Events - COVID-19 Premium (1.6) (4)					31.35 (5)
Total Net Corporate Objectives Achievement (Target 100%; Range 0-150%)						83.60 (6)

Notes:

(1)	All-in sustaining cost (“AISC”) per Au/Ag oz sold excluding corporate general and administrative expenses (“G&A”) a non-Generally Accepted Accounting Principles (“non-GAAP”) measures. These are defined in the Company’s most recently filed Management’s Discussion and Analysis, which also provides a reconciliation of these measures to the Company’s financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). As these non-GAAP measures do not have standardized meanings under IFRS, they may not be directly comparable to similarly titled measures used by others. Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
(2)	Not a percentage number but used as a multiplier on the Subtotal for Corporate Objectives.
(3)	Given the importance placed on safety throughout the organization and the result of one fatal accident at the Company’s operations during 2020, the Board used its discretion to apply a safety factor adjustment of 0.5, resulting in a reduction in the payout from Corporate Objectives within the 2020 STIP.
(4)	Not a percentage number but used as a multiplier on the Subtotal for Corporate Objectives after adjustment for safety factor.
(5)	The Board used its discretion to recognize the extraordinary measures and efforts undertaken as a result of COVID-19 to apply a COVID-19 premium adjustment factor of 1.6 resulting in an increase in the payout from Corporate Objectives within the 2020 STIP.
(6)	As a result of the safety factor adjustment and the COVID-19 premium factor adjustment, the net Corporate Objectives achievement was 83.6%.
Great Panther Mining Limited Management Information Circular	43

The P&CC also assesses the individual performance of each member of the SMT and reviews STIP and LTIP awards of all NEOs. The STIP award levels for 2020 also included group and individual key objectives related to each SMT member. Personal and group SMT objectives for 2020 included, but were not limited to:

•	development and execution of a strategic plan;
•	corporate development and advancement of growth objectives;
•	leadership development, succession planning and retention;
•	leadership, tone from the top, effective management and execution of incentive programs;
•	individual objectives for upholding safety standards and setting appropriate culture and accountability for safety as well as safety reporting and performance;
•	achievement of operational targets;
•	environmental performance;
•	employee engagement and satisfaction;
•	investor relations and shareholder engagement; and,
•	quality and timeliness of information materials for the Board.

The P&CC assessed the achievement of the SMT Objectives at 111% for the year ended 2020.

NEO	SMT Objectives Evaluation (as % of Target)	Individual Objectives Evaluation (as % of Target)
Jeffrey Mason (1) Interim CEO	Not Applicable	Not Applicable
Robert Henderson CEO	20	20
Jim A. Zadra Former CFO	20	20
Neil Hepworth COO	20	20
Brian Peer VP, Operations Mexico & Peru	20	20
Fernando Cornejo VP, Operations Brazil	20	20

Note:

(1)	Mr. Mason’s employment ended effective April 20, 2020. Mr. Mason was not eligible for 2020 STIP under his employment agreement as Interim CEO.

The NEOs achieved the following overall (reflecting both the level of achievement on corporate objectives, SMT objectives and individual objectives) STIP awards:

NEO	Target STIP (% of Base Salary)	STIP (% of Target)	Actual STIP (% of Base Salary)	Actual STIP ($)
Jeffrey Mason (1) interim CEO	Not Applicable	Not Applicable	Not Applicable	Not Applicable

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NEO	Target STIP (% of Base Salary)	STIP (% of Target)	Actual STIP (% of Base Salary)	Actual STIP ($)
Robert Henderson (2) CEO	80	97	78	243,900
Jim A. Zadra Former CFO	50	95	48	157,300
Neil Hepworth COO	50	96	48	182,700
Brian Peer VP, Operations Mexico & Peru	45	96	43%	153,511
Fernando Cornejo VP, Operations Brazil	45	97	44%	130,900

 Notes:

(1)	As Interim CEO, Mr. Mason did not participate in the Company’s STIP. His interim employment contract, however, provided him with incentives during his tenure for specific objectives that resulted in a cash incentive payment of $237,325.
(2)	Mr. Henderson’s employment commenced April 21, 2020 and his STIP is calculated as a percentage of earned based salary

Long-term Incentive Plan

The Company’s LTIP is governed by two Shareholder-approved equity-based compensation plans ‒ the Option Plan, which was approved by Shareholders on June 9, 2016 (the “2016 Option Plan”), and the Omnibus Incentive Plan, which was approved by the Shareholders on June 8, 2017, and amended and restated and approved by Shareholders on June 24, 2020 (the “Omnibus Plan”). Since the initial introduction and approval of the Omnibus Plan in 2017, no new awards have been granted under the 2016 Option Plan, nor will there be in the future.

The LTIP component of compensation is intended to align the interest of the executive with those of the Shareholders by tying compensation to key performance metrics and to assist in the retention of talented executives through long-term vesting schedules. The P&CC reviews the CEO’s recommendations in respect of LTIP awards and makes its own recommendations to the Board. LTIP awards are awarded according to the specific level of responsibility of the particular executive. When new grants or awards are made, previous grants and awards are also taken into consideration to ensure that the overall grants and awards are fair in relation to those of other employees and executives and within the range of awards in similar companies in the mining industry.

LTIP consisted of options, RSUs and PSUs. The number of outstanding options, RSUs and PSUs is also considered by the P&CC when determining the number of options, RSUs and PSUs to be granted and awarded in any particular year. In the past, Great Panther split the annual LTIP award to executives and senior management into two separate awards: one at mid-year and one close to the end of year. This was done to take into account the volatility of metal prices throughout the year, which impacts Great Panther’s share price, and therefore the values used to compute these awards. This also allowed for the Board to consider the performance of the Company and individual executives and senior management at different times during the year and adjust grant levels accordingly. However, to conform with market practices, the Company has moved to make a single annual LTIP award for 2020.

The key mechanics of option, RSU and PSU awards are detailed in the table below:

Type of Long-Term Incentive	Period	Typical Vesting Schedule
Stock Options	5 years	Vest in 1/3 increments over 3 years
Restricted Share Units (RSUs)	3 years	Vest in 1/3 increments over 3 years

Great Panther Mining Limited Management Information Circular	45

Type of Long-Term Incentive	Period	Typical Vesting Schedule
Performance Share Units (PSUs)	3 years	Vest at the end of 3 years based on certain Performance Criteria

LTIP is granted to NEOs using the following targets as a percentage of base salary, with one-third weighting in each of options, RSUs and PSUs being granted:

NEO	Target LTIP (% of Base Salary)
CEO	100
CFO	90
COO	90
VP, Operations Mexico and Peru	60
VP, Operations Brazil	60

Details of the options granted to NEOs during the year ended December 31, 2020, are provided in the table below:

NEO	Grant Date	Number options granted (#)	Exercise Price ($)	Grant Date Fair Value of options ($)(4)	Expiration Date (5)
Jeffrey Mason (1) Interim CEO	-	-	-	-	-
Robert Henderson CEO	April 21, 2020 (2)	489,000	0.67	112,470	April 21, 2025
Jim A. Zadra Former CFO	April 9, 2020 (3)	521,000	0.54	98,990	April 9, 2025
Neil Hepworth COO	April 9, 2020 (3)	600,000	0.54	114,000	April 9, 2025
Brian Peer VP, Operations Mexico & Peru	April 9, 2020 (3)	371,000	0.54	70,490	April 9, 2025
Fernando Cornejo VP, Operations Brazil	April 9, 2020 (3)	316,000	0.54	60,040	April 9, 2025

Notes:

(1)	Mr. Mason’s employment ended effective April 20, 2020, and his unvested options were forfeited.
(2)	Options granted on April 21, 2020, to Mr. Henderson vest 1/3 each on April 21, 2021, April 21, 2022, and April 21, 2023, respectively.
(3)	Options granted on April 9, 2020, to the NEOs vest 1/3 each on April 9, 2021; April 9, 2022; and April 9, 2023, respectively.
(4)	Option-based awards are valued using the Black-Scholes option pricing model, consistent with the assumptions used to calculate the accounting fair value, with the exception that the exercise price used in determination of the award is based on a 10-day volume weighted average share price prior to the date of grant compared with previous day closing price used for calculating the accounting fair value. For the purposes of the table above, the April 9, 2020, grants were valued using the following assumptions: exercise price of $0.45; risk-free rate of return of 0.54%; volatility estimate of 60.4%; expected life of 3.3 years; dividend rate of nil and the April 21, 2020, grants were valued using the following assumptions: exercise price of $0.52; risk-free rate of return of 0.39%; volatility estimate of 63.0%; expected life of 3.3 years; dividend rate of nil. The accounting fair value for options granted in 2020 is: Robert Henderson - $140,931; Jim A. Zadra - $118,338; Neil Hepworth - $136,282; Brian Peer - $84,268; and Fernando Cornejo - $71,775.
(5)	Expiry dates for outstanding options shown in this table are presented in accordance with their grant terms during the year ended December 31, 2020. Mr. Zadra departed from the Company effective March 15, 2021. Mr. Zadra’s outstanding options are being treated in accordance with the terms of the Omnibus Plan which terms are summarized in Appendix “A” of this Information Circular.
Great Panther Mining Limited Management Information Circular	46

Details of the RSUs awarded to NEOs (and in the case solely of Mr. Mason, DSUs) during the year ended December 31, 2020, are provided in the table below:

NEO	Award Date	Number of RSUs/DSUs Awarded (#)	Market Value of Securities Underlying RSUs on the Date of Grant ($) (6)	Fair Value of RSUs Awarded ($)
Jeffrey Mason (1) Interim CEO	April 9, 2020 (2)	60,000	$0.45	27,000
	April 9, 2020 (3)	60,000	$0.45	27,000
Robert Henderson CEO	April 21, 2020 (4)	197,400	$0.57	112,518
Jim A. Zadra Former CFO	April 9, 2020 (5)	220,000	$0.45	99,000
Neil Hepworth COO	April 9, 2020 (5)	253,300	$0.45	113,985
Brian Peer VP, Operations Mexico & Peru	April 9, 2020 (5)	156,700	$0.45	70,515
Fernando Cornejo VP, Operations Brazil	April 9, 2020 (5)	133,300	$0.45	59,985

Notes:

(1)	Mr. Mason’s employment ended effective April 20, 2020, and his unvested RSUs were forfeited.
(2)	RSUs granted on April 9, 2020, to Mr. Mason per his employment agreement vested on the award date.
(3)	DSUs granted on April 9, 2020, to Mr. Mason per his employment agreement vested on the award date.
(4)	Mr. Henderson was appointed on April 21, 2020. Mr. Henderson’s RSU grant on April 21, 2020 was prorated and vests 1/3 each on April 21, 2021, April 21, 2022 and April 21, 2023, respectively. The accounting fair value for the RSUs granted on April 21, 2020, to Robert Henderson is $132,258.
(5)	RSUs granted on April 9, 2020, to the NEOs vest 1/3 each on April 9, 2021, April 9, 2022, and April 9, 2023, respectively.
(6)	RSUs are valued using the 10-day volume weighted average share price prior to the date of grant compared with the previous day closing price used for calculating the accounting fair value. The fair value of RSUs awarded in the above table for the April 9, 2020, grant is equivalent to the accounting fair value as the 10-day volume weighted average price was the same as the closing price on April 8, 2020, the day before the grant. For the April 21, 2020, grant to Mr. Henderson, the 10-day weighted average price of $0.57 per share compares to a price of $0.67 used for accounting purposes.

Details of the PSUs awarded to NEOs during the year ended December 31, 2020, are provided in the table below:

NEO	Award Date	Number of PSUs Awarded (#) (1) (2)	Market Value of Securities Underlying PSUs on the Date of Grant ($) (1)	Fair Value of PSU Awarded ($)
Jeffrey Mason (2) Interim CEO	-	-	-	-
Robert Henderson (3) CEO	April 21, 2020	197,400	0.57	112,518
Jim A. Zadra Former CFO	April 9, 2020	220,000	0.45	99,000
Neil Hepworth COO	April 9, 2020	253,300	0.45	113,985
Brian Peer VP, Operations Mexico & Peru	April 9, 2020	156,700	0.45	70,515

Great Panther Mining Limited Management Information Circular	47

NEO	Award Date	Number of PSUs Awarded (#) (1) (2)	Market Value of Securities Underlying PSUs on the Date of Grant ($) (1)	Fair Value of PSU Awarded ($)
Fernando Cornejo VP, Operations Brazil	April 9, 2020	133,300	0.45	59,985

Notes:

(1)	The fair value of PSUs awarded was established using a 10-day volume-weighted average share price up to the day prior to grant. This differs from the accounting fair value which is calculated using a Monte Carlo valuation model at the date of grant. The fair value for accounting purposes for the April 9, 2020, and April 21, 2020, grants was calculated as $0.68 and $0.69 per PSU, respectively.
(2)	Mr. Mason was not awarded any PSUs and his employment ended effective April 20, 2020.
(3)	Mr. Henderson was appointed on April 21, 2020. Mr. Henderson’s PSU grant on April 21, 2020, was prorated and vests April 21, 2023.

PSUs awarded in 2020 have the following relative performance expectations and associated performance multipliers at the end of the performance period:

Performance Measures and Weighting

Performance Measure	Weighting
Shareholder return relative to Peer Group	1/3
NAV per share growth relative to Peer Group	1/3
Operating cash-flow per share relative to Peer Group	1/3

Scoring of Performance Measures

Shareholder return relative to Peer Group

Performance Level	Multiplier
> P50 - P90+	101% - 200%
= P50	100%
> P25 but < P50	51% - 99%
< P25	0

Baseline of Peer Group and GPR 20-day VWAP of closing share prices prior to March 5, 2019. Comparison will be 20-day VWAP immediately before vesting of PSUs.

NAV per share growth relative to Peer Group

Performance Level - Relative % Increase in NAV/share	Multiplier
> P50 - P90+	101% - 200%
= P50	100%
> P25 but < P50	51% - 99%
< P25	0

Baseline is that of analyst estimates immediately before the closing of the acquisition of Beadell. This will be compared to the average analyst estimates at the time of vesting of the PSUs.

Great Panther Mining Limited Management Information Circular	48

Increase in operating cash-flow per share relative to peer group

Performance Level	Multiplier
> P50 - P90+	101% - 200%
= P50	100%
> P25 but < P50	51% - 99%
< P25	0

Increase in operating cash-flow per share (before changes in non-cash net working capital) over measure reported in audited consolidated financial statements for the year ended before the grant date relative to peer group.

Benefits and Perquisites

The primary purpose of providing benefits and limited perquisites to the Company’s executives is to attract and retain the talent to manage the Company. The Company intends that the type and value of benefits and perquisites offered are to be competitive with market practices. The primary benefits for the Company’s executives include participation in the Company’s broad-based plans: health and dental coverage, various company-paid insurance plans, including disability and life insurance, supplemental benefits allowance, and retirement savings plan benefits. The supplemental benefits allowance reimburses employees, up to a maximum, for public transportation to and from work, parking (with applicable limits), gym memberships or other fitness activities, education or personal development not provided or paid for by the Company, and business club memberships for executives (only reimbursable at 50% and subject to a maximum). In general, the Company will provide a specific perquisite only when the perquisite provides competitive value and promotes retention of executives, or when the perquisite provides Shareholder value. In addition, perquisites that promote the efficient performance of the Company’s executives are also considered. The limited perquisites the Company provides its executives may include a cellular telephone and commuting expenses.

Share ownership requirements

The Company’s Share Ownership Policy requires SMTs to own a minimum value of Common Shares of the Company to encourage them to consider long-term performance and multi-year goals in decision-making. The guidelines for SMT share ownership levels (the “Ownership Requirements”) are as follows:

•	CEO - value equal to three times current annual base salary
•	CFO and COO - value equal to two times current annual base salary
•	All VPs - value equal to one times current annual base salary

To calculate the value of the share ownership (“Value Owned”) for the SMTs, as applicable, the Company utilizes the higher of the cost or market value, including direct share ownership, in-the-money options and RSUs (including RSUs with performance criteria - PSUs).

The Value Owned is required to meet the Ownership Requirement by June 30, 2024 for SMTs of the Company who were employed by the Company on June 30, 2019, and for SMTs of the Company hired or appointed subsequent to June 30, 2019, within five years of the earlier of their commencement of employment or appointment, as applicable.

The table below shows the progress towards meeting the Ownership Requirements of each of the NEOs subject to the Share Ownership Policy as at December 31, 2020:

Great Panther Mining Limited Management Information Circular	49

NEO	Base Salary ($)	Ownership Requirement ($)	Value Owned ($) (1)	Meets Requirement (2)	Date Required to Achieve Ownership Requirement
Robert Henderson (3) CEO	450,000	1,350,000	483,221	In Progress	April 21, 2025
Neil Hepworth COO	380,000	760,000	507,267	In Progress	October 31, 2024
Brian Peer VP, Operations Mexico and Peru	337,398 (4)	337,398	635,124	Yes	June 30, 2024
Fernando Cornejo VP, Operations Brazil	300,000	300,000	388,862	Yes	June 30, 2024

Notes:

(1)	Value Owned is the greater of the acquired cost (for RSUs, PSUs and DSUs, the cost is considered as the awarded value) or market value based on the closing share price of the Company’s shares traded on the Toronto Stock Exchange on December 31, 2020, and includes direct share ownership, in-the-money value of stock options, RSUs, PSUs and DSUs.
(2)	As this is relatively recently adopted policy and certain of the NEOs have joined the Company subsequent to its adoption, two of the four remaining NEOs as at December 31, 2020, had met the Ownership Requirement. In all cases where a NEO is identified as having an Ownership Requirement that is “In Progress”, the date to achieve such Ownership Requirement has not yet occurred.
(3)	Mr. Mason resigned, and Mr. Henderson was appointed effective April 20, 2020.
(4)	Mr. Peer’s base salary is paid in US dollars. As at December 31, 2020, his base salary was US$265,000 per annum. For the purposes of this disclosure, it has been converted to Canadian dollars at the December 31, 2020, exchange rate of US$1.00 = $1.2732.

Compensation Governance

The P&CC consists of Mr. Jennings (Chair), Mr. Mullin, Ms. Rees and Mr. Hair, all of whom are Independent Directors. The Board is satisfied that each member has the skills and experience to carry out the Mandate of the P&CC. The P&CC meets at least annually or more frequently, as circumstances require.

Mr. Jennings is a Practice Lead, Board Director and Executive Search with WATSON Advisors Inc., a leading consulting firm focused on corporate governance and recruiting board directors and executive talent. Previously, he was a Senior Client Partner with Korn Ferry International, a leader and innovator in executive, CEO and board recruitment, assessment and compensation. In addition to his compensation expertise, Mr. Jennings has over three decades of experience serving on boards and committees of for-profit and not-for-profit organizations.

Mr. Mullin is a graduate of Colorado School of Mines (Mining Engineering) and is a retired Professional Engineer in British Columbia. He spent his 33-year career with Newmont Mining Corporation.

Ms. Rees is an experienced director, having served on the boards of a number of profit and not-for-profit organizations, including as Board Chair, Treasurer, and Audit and Finance Committee Chair. Ms. Rees retired from Ernst & Young LLP in June 2016 after a 35-year career in professional accountancy. She spent 18 years as a Partner with Ernst & Young, LLP with the last 14 years of her tenure focused on acquisitions, mergers and corporate reorganizations. She has a breadth of experience in a large variety of industries with a specific focus on mining, infrastructure, transportation, technology, real estate, retail and distribution.

Mr. Hair is a mineral engineer and senior executive with over 36 years of experience in the mining and metals industry. Mr. Hair is the former President and CEO of Hudbay Minerals Inc., a company he joined in 1996 as a senior operations manager and at which he served in a series of progressively senior roles culminating in the position of President and CEO from 2016 to 2019. During his tenure at Hudbay, Mr. Hair oversaw the successful acquisition, construction, and development of the Constancia Mine in Peru. Mr. Hair holds a BSc in Mineral Engineering from the University of Leeds and the ICD.D designation from the Institute of Corporate Directors. He is a Director of Bear Creek Mining Corporation and Gold Royalty Corp.

Great Panther Mining Limited Management Information Circular	50

The experience of the P&CC members has provided each member with broad exposure to the compensation practices and policies in the mining industry, in addition to a number of other industry sectors.

The P&CC has not conducted a formal evaluation of the risks associated with the Company’s compensation policies and practices; however, the P&CC carefully considers whether the design and structure of compensation plans and related performance criteria provide appropriate incentives without creating undue risks.

Due to the size of the Company and the current level of the Company’s activity, the P&CC is able to closely monitor and consider any risks that may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular meetings of the P&CC during which financial and other information of the Company are reviewed. The design of the Company’s compensation policies has been carefully considered to avoid undue risks and to adopt initiatives to manage risks.

Compensation Risk Management

The Company has taken steps to ensure its executive compensation plan does not incent risk outside the Company’s risk appetite. Some of the risk management initiatives currently employed by the Company are as follows:

•	Appointing a P&CC comprising only Independent Directors to oversee the executive compensation plan;
•	Retaining independent compensation advisors to provide advice on the level of compensation for executives;
•	Approving and, in some cases, setting performance hurdles and milestones for determining STIP payouts;
•	The use of deferred equity compensation to encourage a focus on long-term corporate performance versus short-term results;
•	Paying performance-related incentives only when performance results are known;
•	Setting maximums on incentive plans;
•	Use of discretion in adjusting incentive payments up or down as the P&CC deems appropriate and recommends; and
•	Restricting employees, officers and Directors from purchasing financial instruments to hedge or offset a decrease in the market value of share options or any other share-based compensation.

Performance Graph

The following graph compares the cumulative total Shareholder return for $100 invested in Common Shares of the Company on January 1, 2016, with the cumulative total return of the TSX Composite Index and the TSX Global Mining Index, from January 1, 2016, to December 31, 2020. Total CEO Reported and Realizable Compensation are also provided for the period for comparison.

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As discussed in the “Compensation Discussion and Analysis” section of this Information Circular, compensation for the NEOs consists of different elements. These include elements that do not directly correlate to the market price of the Company’s Common Shares such as base salary and the STIP which pays an award based on the achievement of specific corporate and individual objectives and is set subject to a competitive compensation review relative to the Company’s peer group. The Company’s share price is heavily influenced by the price of precious metals which has seen significant fluctuation in recent years. Prior to the acquisition of Beadell Resources Ltd., the Company’s share price was most significantly influenced by the price of silver, which saw significant declines in 2017 and 2018, and price strengthening in 2016, 2019 and 2020. Since the acquisition of Beadell Resources Ltd. on March 5, 2019, the Company’s primary metal production is gold and therefore its share price is more closely correlated with the price of gold which saw significant strengthening in 2020.

Total Reported Compensation for the CEO represents salary, short-term incentive payments and the awarded value of long-term incentive plan (excluding one-time severance obligations) and has remained relatively consistent over the five-year period. Realizable Compensation excludes the awarded value of long-term incentives and reports the value of awards that vest in a particular year plus the change in the market value of unvested awards at each period end measured at the Dec 31 market price of the Company's shares. As the Realizable Compensation is influenced directly by the market value of the Company's shares, its movement from period to period has generally moved consistently with the movement in the share price. Overall, Realizable Compensation has generally aligned with the share price performance of Great Panther over the past five years.

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Summary Compensation Table

The following table sets out information concerning the compensation earned or awarded to the NEOs during the financial years ended December 31, 2020, 2019 and 2018:

Name and current principal position	Year	Salary ($)	Share-based awards ($) (1)	Option-based awards ($) (2)	Non-equity incentive plan compensation ($)		All other compensation ($) (4)	Total ($) (5)
					Short-term incentive plans (3)	Long-term incentive plans
Jeffrey Mason (6) Interim CEO	2020	166,667	54,000	-	237,325	-	31,861	489,852
	2019	87,165	-	-		-	-	87,165
Robert Henderson () CEO	2020	313,793	225,036	112,500	243,900	-	8,031	903,260
Jim A. Zadra (8) Former CFO	2020	330,000	198,000	98,990	157,300	-	18,491	802,781
	2019	316,515	372,060	188,370	43,200	-	19,456	937,601
	2018	300,000	189,733	190,350	135,100	-	16,784	831,907
Neil Hepworth (9) COO	2020	380,000	227,970	114,000	182,700	-	-	904,670
	2019	58,333	-	-	8,400	-	-	66,733
Brian Peer (10) VP, Operations Mexico & Peru	2020	355,498	141,030	70,490	153,511	-	57,349	777,877
	2019	345,069	270,386	135,358	35,834	-	32,228	818,867
	2018	313,098	146,996	146,780	129,540	-	9,768	746,182
Fernando Cornejo (11) VP, Operations Brazil	2020	300,000	119,970	60,040	130,900	-	6,640	617,550
	2019	145,364	62,964	63.020	120,000	-	3,600	394,948

Notes:

(1)	Share-based awards represent the fair value of RSUs and PSUs awarded. An equity value of RSUs and PSUs of $0.45 for the April 9, 2020, grant was established using a 10-day volume-weighted average share price up to and including April 8, 2020. Share-based awards were granted to Mr. Henderson on April 21, 2020, subsequent to commencement of his employment. An equity value of RSUs and PSUs of $0.57 for the April 21, 2020, grant was established using a 10-day volume weighted average share price up to and including April 17, 2020. This valuation methodology is different than the accounting fair value. The accounting fair value for RSUs is calculated by multiplying the number of RSU units by the closing share price on the day prior to the grant and for PSUs is calculated by the binomial pricing model.
(2)	Option-based awards are valued using the Black-Scholes option pricing model, consistent with the assumptions used to calculate the accounting fair value, with the exception that the exercise price used in determination of the award is based on a 10-day volume weighted average share price prior to the date of grant compared with previous day closing price used for calculating the accounting fair value. For the purposes of the table above, the April 9, 2020, grants were valued using the following assumptions: exercise price of $0.45; risk-free rate of return of 0.54%; volatility estimate of 60.4%; expected life of 3.3 years; dividend rate of nil and the April 21, 2020, grants were valued using the following assumptions: exercise price of $0.52; risk-free rate of return of 0.39%; volatility estimate of 63.0%; expected life of 3.3 years; dividend rate of nil.
(3)	The 2020 STIP was paid in 2021; the 2019 STIP was paid in 2020 and the 2018 STIP was paid in 2019.
(4)	All other compensation consists substantially of Company contributions to employee retirement savings plans and/or deferred profit-sharing plans. In addition, Mr. Peer’s other compensation includes certain private health and life insurance and housing allowance benefits.
(5)	Totals may not add up due to rounding.
(6)	Mr. Mason, former Board Chair, assumed the additional role of interim CEO effective October 30, 2019. The accounting fair value for share-based awards granted in 2020 is $184,095. According to his contract, he was not eligible for STIP, but was entitled for a cash incentive upon completion of the contract and was paid on completion of his contract on April 20, 2020. The cash incentive on completion of his contract is included in the above table under 2020 STIP. The amount included in 'All other compensation' includes $30,000 unused vacation payout and Company-paid contributions to a retirement plan.
(7)	Mr. Henderson joined the Company on April 21, 2020. His base salary in 2020 was $450,000. The accounting fair value for share based awards granted in 2020 is $162,934. The accounting fair value for option-based awards granted in 2020 is $140,931.
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(8)	Mr. Zadra departed from the Company on March 15, 2021. The accounting fair value for share-based awards granted in 2020 is $248,600 (2019 - 283,908; 2018 - 188,561). The accounting fair value for option-based awards granted in 2020 is $118,338 (2019 - 157,922; 2018 - 204,820).
(9)	Mr. Hepworth joined the Company on October 31, 2019. His base salary in 2019 was $350,000. The accounting fair value for share-based awards granted in 2020 is $286,229. The accounting fair value for option-based awards granted in 2020 is $136,282.
(10)	Mr. Peer's base salary is paid in US dollars at a rate of US$265,000 per annum for 2020, US$260,000 from March 5, 2019 until December 31, 2019 and US$255,000 until March 5, 2019. For the purposes of this disclosure, the amounts have been converted to Canadian dollars at an average exchange rate of US$1.00 = 1.3415 for 2020; US1.00 = 1.3272 for 2019; and US$1.00 = 1.2967 for 2018. The accounting fair value for share-based awards granted in 2020 is $177,071 (2019 - 206,333; 2018 - 143,972). The accounting fair value for option-based awards granted in 2020 is $84,268 (2019 - 114,327, 2018 - 141,416).
(11)	Mr. Cornejo joined the Company on June 24, 2019. His base salary in 2019 was $280,000. Mr. Cornejo was promoted to Vice President, Operations Brazil on January 1, 2020. The accounting fair value for share-based awards granted in 2020 is $150,629 (2019 - 56,551). The accounting fair value for option-based awards granted in 2020 is $71,775 (2019 - 49,441).

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2020, for each NEO:

Name	Grant Date	Option-based Awards				Share-based Awards
		Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)		Market or payout value of share-based awards that have not vested ($)
						RSU	PSU	RSU	PSU
Jeffrey Mason (2)	-	-	-	-	-	-	-	-	-
Robert Henderson	21-Apr-20	489,000	0.67	21-Apr-25	205,380	197,400	197,400	215,166	215,166
Jim Zadra	9-Apr-20	521,000	0.54	09-Apr-25	286,550	220,000	220,000	239,800	239,800
	20-Aug-19	307,000	0.97	20-Aug-24	36,840	87,067	130,600	94,903	142,354
	8-Mar-19	105,000	1.16	8-Mar-24	-	18,900	37,800	20,601	41,202
	2-Feb-18	67,000	1.57	2-Feb-23	-	9,767	-	10,646	-
	15-Jun-18	242,000	1.60	15-Jun-23	-	29,700	-	32,373	-
	9-Jun-17	95,000	1.63	9-Jun-22	-	-	-	-	-
	28-Dec-16	86,000	2.16	28-Dec-21	-	-	-	-	-
	10-Jun-16	146,000	2.19	10-Jun-21	-	-	-	-	-
Neil Hepworth	9-Apr-20	600,000	0.54	9-Apr-25	330,000	253,300	276,097	253,300	276,097
Brian Peer	9-Apr-20	371,000	0.54	9-Apr-25	204,050	156,700	156,700	170,803	170,803
	20-Aug-19	226,000	0.97	20-Aug-24	27,120	58,767	96,200	64,056	104,858
	8-Mar-19	73,000	1.16	8-Mar-24	-	8,767	26,300	9,556	28,667
	2-Feb-18	171,000	1.57	2-Feb-23	-	-	-	-	-
	15-Jun-18	43,000	1.60	15-Jun-23	-	2,633	-	2,870	-
Fernando Cornejo	9-Apr-20	316,000	0.54	9-Apr-25	173,800	133,300	133,300	145,297	145,297
	20-Aug-19	91,333	0.97	20-Aug-24	10,960	38,867	-	42,365	-

Notes:

(1)	The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the closing price of the underlying Common Shares on the TSX on December 31, 2020, which was $1.09 per share.
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(2)	Mr. Mason resigned on April 20, 2020; therefore, he did not have any outstanding option-based awards and share-based awards at December 31, 2020.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2020, for each NEO:

Name	Option-based awards: Value vested during the year ($) (1)	Share-based awards: Value vested during the year ($) (2)	Non-equity incentive plan compensation: Value earned during the year ($)
Jeffrey Mason	-	72,000	237,325
Robert Henderson	-	-	243,900
Jim A. Zadra	980	97,121	157,300
Neil Hepworth	-	-	182,700
Brian Peer	760	77,628	153,511
Fernando Cornejo	45,667	11,660	130,900

Notes:

(1)	This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on their vesting date. It was computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise price of the options under the option-based award on the vesting date.
(2)	This amount is based on the aggregate dollar value that was realized at the time the vested share-based awards were settled. It was computed using the closing price of the Company’s Common Shares on the TSX on the settlement date.

See the “Securities Authorized under Equity Compensation Plans” section of this Information Circular for further information on the Company’s 2016 Option Plan and the Omnibus Plan.

Pension Plan Benefits

The Company does not have in place a deferred compensation plan or pension plan that provides for payments or benefits at, following, or in connection with, retirement.

Retirement Plan Benefits

The executives are eligible to participate in the Company’s matching retirement benefits plan, which was implemented on January 1, 2012, and is available to all of the Company’s Canadian resident employees. A similar savings plan program is offered to the Company’s employees in Mexico. The Company pays contributions to a Deferred Profit-Sharing Plan or Registered Retirement Savings Plan (each as defined by the Income Tax Act Canada) to a maximum of 5% of the employee’s salary or such maximum as provided under the applicable tax regulations. The Company-paid contributions vest fully after two years of employment, and thereafter are fully vested on payment.

The NEOs received Company-paid contributions in 2020 totaling $30,678 (2019 - $54,374).

Termination and Change in Control Provisions

The Company has entered into employment agreements with each of the NEOs under which each such executive has agreed to continue to serve the Company in his current office and perform the duties of such office in accordance with the terms set out in their employment agreements. Under the terms of each of the executive employment agreements, each executive has made commitments in favour of the Company including non-competition and non-disclosure covenants and minimum notice periods in the event of the executive’s resignation. As Mr. Mason resigned effective April 20, 2020 he has not been included in this summary for simplicity.

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In the event of termination of the NEOs’ employment, other than for cause, the Company will provide such executive with working notice or severance pay or a combination of notice and severance.

For purposes of Messrs. Henderson, Hepworth and Cornejo, the definition of “Change of Control” in each of their respective employment agreements means the occurrence of any of the following:

(i)	Any Person acquiring more than 50% of the issued and outstanding shares of the Company; or
(ii)	any Person completing a purchase of all or substantially all of the assets of the Company.

provided that for the purpose of the foregoing definition, Person means a third party that is operating at arm's length from you. For greater certainty, Person shall not include any person, partnership, corporation or other entity with which you are involved directly or indirectly as principal, agent, shareholder, officer, employee or in any other manner whatsoever.

For Mr. Peer, the definition of “Change of Control” is the same as for the other NEOs except that reference to “50%” is “40%”.

The following are the significant terms of each of the employment agreements of the NEO’s still under employment:

Employment Agreement - Robert Henderson

The Company entered into an employment agreement with Mr. Henderson effective April 21, 2020 (the “Henderson Agreement”). Mr. Henderson is engaged as the President and Chief Executive Officer of the Company.

Under the Henderson Agreement, the Company may terminate Mr. Henderson’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Henderson’s employment without cause, and without further obligation, by providing notice or wages in lieu of notice of: (i) in the first year of employment, 12 months’ salary or notice; (ii) after 12 months of employment, 18 months’ salary or notice, or (iii) after 24 or more months of employment, 18 months notice in writing or pay in lieu of notice equal to the greater of: (A) 18 months’ salary; or (B) 12 months’ salary plus an average of any performance bonus awarded in the previous two (2) year period subject to a maximum payment equivalent to 24 months’ salary or a combination of notice or pay in lieu (the “Henderson Termination Amount”).

In the event of a change of control of the Company and a termination occurring within six months of the date such change of control, Mr. Henderson is entitled to receive from the Company a payment equal to two years’ salary or notice less the Henderson Termination Amount.

Employment Agreement - Neil Hepworth

The Company entered into an employment agreement with Mr. Hepworth effective January 1, 2020 (the “Hepworth Agreement”), which superseded his previous employment agreement with the Company. Mr. Hepworth is engaged as the Chief Operating Officer of the Company.

Under the Hepworth Agreement, the Company may terminate Mr. Hepworth’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Hepworth’s employment without cause, and without further obligation, by providing a termination amount of (i) after three consecutive months of employment, three months’ wages or notice; (ii) after twelve months of employment, six months’ wages or notice, or (iii) after 24 or more months of employment, twelve months’ wages or notice (the “Hepworth Termination Amount”).

In the event of a change of control of the Company and a termination occurring within six months of such change of control resulting in Mr. Hepworth ceasing to be the Chief Operating Officer of the Company, Mr. Hepworth is entitled to receive from the Company a payment equal to the Hepworth Termination Amount plus an additional six months’ salary, capped at a maximum of 18 months' salary.

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Employment Agreement - Brian G. Peer

The Company’s Subsidiary, Minera de Villa Seca, S.A. de C.V. in Mexico, entered into an employment agreement with Mr. Peer effective on August 20, 2017, (the “Peer Agreement”) for the position of Vice President of Operations. Mr. Peer’s position was modified effective January 1, 2020 to Vice President, Operations Mexico and Peru to be aligned with his reporting responsibilities.

Under the terms of the Peer Agreement, the Company may terminate Mr. Peer’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Peer’s employment without cause, and without further obligation, by providing a termination amount of (i) after three consecutive months of employment, one month's wages or notice; (ii) after 12 months of employment, six months’ wages or notice, plus one month's wages or notice for each additional year of employment, up to a maximum of 18 months' wages or notice (the “Peer Termination Amount”).

In the event of a termination associated with a change of control of the Company, Mr. Peer is entitled to receive from the Company a payment equal to the Peer Termination Amount plus an additional six months’ salary, capped at a maximum of 18 months' salary.

Employment Agreement - Fernando Cornejo

The Company entered into an employment agreement with Mr. Cornejo effective on June 24, 2019 (the “Cornejo Agreement”). Mr. Cornejo is engaged as the VP, Operations Brazil for the Company.

Under the terms of the Cornejo Agreement, the Company may terminate Mr. Cornejo’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Cornejo’s employment without cause, and without further obligation, by providing a termination amount of (i) after three consecutive months of employment, one month's wages or notice; (ii) after 12 months of employment, six months’ wages or notice; (iii) after 24 months of employment, 12 months’ wages or notice (the “Cornejo Termination Amount”).

In the event of a termination within six months following a change of control of the Company, Mr. Cornejo is entitled to receive from the Company a payment equal to the Cornejo Termination Amount plus an additional six months’ salary or wages to a maximum of 18 months' salary and wages.

Incremental Payments

The Company does not have any pre-established accelerated vesting of share-based compensation that would be applicable on (i) termination without cause or (ii) termination without cause or resignation within 12 months following a change of control. Accelerated vesting would be considered on a case-by-case basis and more likely in the case of a change of control to facilitate and encourage a transaction in the best interests of Shareholders.

Following the employment agreements terms of Messrs. Henderson, Hepworth, Peer and Cornejo, if an event of termination without cause occurred on December 31, 2020, they would each be entitled to the following:

NEO	Element	Estimated Incremental Payment - Termination without Cause ($)	Estimated Incremental Payment - Termination without Cause on a Change of Control ($)
Rob Henderson President and CEO	Salary	450,000	900,000
Neil Hepworth COO	Salary	190,000	380,000

Great Panther Mining Limited Management Information Circular	57

NEO	Element	Estimated Incremental Payment - Termination without Cause ($)	Estimated Incremental Payment - Termination without Cause on a Change of Control ($)
Brian Peer (1) VP, Operations Mexico & Peru	Salary	224,932	393,631
Fernando Cornejo VP, Operations Brazil	Salary	150,000	300,000

Note:

(1)	Mr. Peer is paid in US dollars. These amounts are expressed in Canadian dollars as at December 31, 2020, at an exchange rate of US$1.00=$1.2732.

Following the departure of Mr. Zadra on March 15, 2021 and pursuant to the terms of Mr. Zadra’s employment agreement with the Company, the Company paid $0.7 in severance obligations. Mr. Zadra’s outstanding options, RSUs, and PSUs are being treated in accordance with the terms of the Company’s 2016 Option Plan and Omnibus Plan, as applicable, which terms are summarized in Appendix “A” and “B” of this Information Circular.

Director Compensation

The following section pertains to the compensation arrangements the Company had with each Independent Director during the year ended December 31, 2020. Director fees were comprised of cash retainers for serving on the Board and Board Committees.

Director compensation was reviewed during 2019 by GGA in connection with the review of executive compensation using a similar peer group of companies. The recommendations of GGA were implemented over a two-year period. There was no review during 2020. The next review will be completed in 2021. The Board approved a compensation structure whereby Independent Directors are to be remunerated for their services with flat-rate annual retainer fees and based on the recommendations of GGA the annual retainer fees were modestly increased in 2019 and 2020, respectively.

During 2020, an ad-hoc Hedging Oversight Committee was formed. The cash retainers put in place for the chair/co-chairs and members of these committees were established based on the relative workload required in relation to the standing committees of the Board.

During the year ended December 31, 2020, Directors were compensated based on the following annual retainer fees:

Fee Type	Amount ($)
Board Director annual retainer	75,000
Board Chair annual retainer (1)	75,000
Lead Independent Director annual retainer (2)	30,000
Audit Committee Chair annual retainer	15,000
Audit Committee Member annual retainer (3)	7,500
P&CC Chair annual retainer	12,000
P&CC Member annual retainer (4)	6,000
SHESC Chair annual retainer (5) (6)	10,000
SHESC Member annual retainer	5,000

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Fee Type	Amount ($)
TOC Chair annual retainer (5) (6)	10,000
TOC Member annual retainer	5,000
NCGC Chair annual retainer (3)	10,000
NCGC Member annual retainer	5,000
Ad hoc Hedging Oversight Committee (“HOC”) - Co-chairs (7)	7,500
Per diem allowance for travel within British Columbia	500
Per diem allowance for travel outside of British Columbia	1,000

Notes:

(1)	This amount is in addition to the annual retainer paid as a Board Director. Mr. Garofalo was appointed as Board Chair on April 20, 2020.
(2)	This amount is in addition to the annual retainer paid as a Board Director. Mr. Garnett was appointed Lead Independent Director until April 20, 2020.
(3)	Mr. Gallucci was appointed member of the AC and Chair of the NCGC on June 24, 2020.
(4)	Ms. Rees and Mr. Hair were appointed members of the P&CC on June 24, 2020.
(5)	Former SHESTOC was split into SHESC and TOC on November 4, 2020.
(6)	Mr. Hair was appointed Chair of the SHESTOC effective June 24, 2020 and ratified as Chair of the SHESC and TOC on November 4, 2020.
(7)	Metal Pricing Committee (“MPC”) changed its name to HOC on June 24, 2020. Messrs. Garofalo and Gallucci were appointed co-chairs of this Ad hoc committee effective June 24, 2020.

Awards of Share-Based Compensation

In 2017, the Board adopted a policy of awarding share-based compensation (i.e., DSUs and RSUs) to Independent Directors to align Director compensation with preferred practices. Since then, no options have been awarded to Directors. The following table provides information concerning the DSUs awarded to Directors in 2020.

Name	Award Date	Number of DSUs Awarded (#)	Market Value of Securities Underlying DSUs on the Date of Grant ($)	Fair Value of DSUs Awarded ($)
David Garofalo	April 21, 2020 (1), (2)	160,526	0.57	91,500
	May 22, 2020 (2)	41,977	0.67	28,125
	July 1, 2020 (3)	48,600	0.62	30,132
Joseph Gallucci	April 21, 2020 (2)	78,947	0.57	45,000
	May 22, 2020 (2)	22,388	0.67	15,000
	July 1, 2020 (3)	24,300	0.62	15,066
R.W. (Bob) Garnett	April 9, 2020 (1), (2)	166,666	0.45	75,000
	April 9, 2020 (4)	60,000	0.45	27,000
	July 1, 2020 (3)	24,300	0.62	15,066
Alan Hair	April 21, 2020 (2)	78,947	0.57	45,000
	May 22, 2020 (2)	22,388	0.67	15,000
	July 1, 2020 (3)	24,300	0.62	15,066
	July 1, 2020 (5)	18,700	0.62	11,594

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Name	Award Date	Number of DSUs Awarded (#)	Market Value of Securities Underlying DSUs on the Date of Grant ($)	Fair Value of DSUs Awarded ($)
John Jennings	April 9, 2020 (2)	133,300	0.45	59,985
	April 9, 2020 (4)	60,000	0.45	27,000
	July 1, 2020 (3)	24,300	0.62	15,066
W.J. (James) Mullin	April 9, 2020 (2)	133,300	0.45	59,985
	April 9, 2020 (4)	60,000	0.45	27,000
	July 1, 2020 (3)	24,300	0.62	15,066
Elise Rees	April 9, 2020 (2)	133,300	0.45	59,985
	April 9, 2020 (4)	60,000	0.45	27,000
	July 1, 2020 (3)	24,300	0.62	15,066
Kevin Ross	April 9, 2020 (2)	133,300	0.45	59,985
	April 9, 2020 (4)	60,000	0.45	27,000
	April 9, 2020 (2), (5)	22,200	0.45	9,990
	July 1, 2020 (3)	24,300	0.62	15,066
Jeffrey Mason	April 9, 2020 (2)	250,000	0.45	112,500
Robert A. Archer	April 9, 2020 (2), (6)	133,300	0.45	59,985
	April 9, 2020 (4), (6)	60,000	0.45	27,000

Notes:

(1)	Messrs. Garofalo, Mason and Garnett received larger DSU grants than other Directors in their respective roles as Chair of the Board and Lead Independent Director, as applicable, during 2020.
(2)	DSUs granted on April 9, 2020, and April 21, 2020, are in respect of 2020 service as a Director.
(3)	DSUs granted on July 1, 2020, are in respect of 2020 service as a Director and was done in connection with the implementation of the recommendations of GGA in respect of their review of Director compensation completed in 2019 and phased in over a two-year period.
(4)	A grant of 60,000 DSUs was made to each of Archer, Garnett, Jennings, Mullin, Rees and Ross on April 9, 2020, in recognition of additional services of these Directors undertaken in association with their more active oversight role during the period from June 30, 2019, through December 31, 2019.
(5)	Messrs. Hair and Ross made elections to receive a portion of their Directors’ fees and retainers ordinarily paid in cash in the form of DSUs.
(6)	Mr. Archer resigned as a Director on June 24, 2020.

The following provides the RSUs awarded to Directors in 2020.

Name	Award Date	Number of RSUs Awarded (#)	Market Value of Securities Underlying RSUs on the Date of Grant ($)	Fair Value of RSUs Awarded ($)
Jeffrey R. Mason (1)	April 9, 2020	39,100	$0.45	17,595
Robert A. Archer (2)	April 9, 2020	26,200	$0.45	11,790

Notes:

(1)	Mr. Mason resigned as a Director on April 20, 2020. He received this compensation as part of per diem and MPC fees taken as RSUs from October 1 to December 31, 2019, for the quarter ended December 31, 2019.
(2)	Mr. Archer received this compensation as part of the MPC fees taken as RSUs from October 1 to December 31, 2019, for the quarter ended December 31, 2019, and from January 1 to March 31, 2020, for the quarter ended March 31, 2020, and as part of per diem fees taken as RSUs from October 1 to December 31, 2019, for the quarter ended December 31, 2019.
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Summary Director Compensation

The compensation earned by Directors of the Company’s most recently completed fiscal year ended December 31, 2020, is as follows:

Name	Fees earned and paid in cash ($)	Share-based awards (1) (2) ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	Other ($)	Total ($)
David Garofalo	110,192	149,756	Nil	Nil	Nil	3,401	263,349
Joseph Gallucci	69,518	75,066	Nil	Nil	Nil	Nil	144,584
R.W. (Bob) Garnett	90,109	117,066	Nil	Nil	Nil	Nil	207,175
Alan Hair (4)	53,000	86,660	Nil	Nil	Nil	Nil	139,660
John Jennings	87,000	102,051	Nil	Nil	Nil	Nil	189,051
W.J. (James) Mullin	83,500	102,051	Nil	Nil	Nil	Nil	185,551
Elise Rees	88,500	102,051	Nil	Nil	Nil	Nil	190,551
Kevin Ross	82,000	112,041	Nil	Nil	Nil	Nil	194,041
Jeffrey Mason (5)	Nil	130,095	Nil	Nil	Nil	Nil	130,095
Robert A. Archer (6)	20,375	$98,775	Nil	Nil	Nil	Nil	119,150

Notes:

(1)	Consists of the equity value of share-based award earned in 2020 which were comprised of DSU and RSU awards.
(2)	An equity value of DSUs and RSUs $0.45 for the April 9, 2020, grant was established using a 10-day volume-weighted average share price up to and including April 8, 2020. An equity value of DSUs of C$0.57 for the April 21, 2020, grant was established using a 10-day volume-weighted average share price up to and including April 17, 2020. An equity value of DSUs of C$0.67 for the May 22, 2020, grant was established using a 10-day volume-weighted average share price up to and including May 7, 2020. An equity value of DSUs of C$0.62 for the July 1, 2020, grant was established using a 10-day volume-weighted average share price up to and including June 17, 2020. The DSUs vest upon grant but are not settled until a Director ceases to be a Director of the Company.
(3)	Primarily relates to a parking benefit established in favour of the Chair of the Board.
(4)	Mr. Hair elected to take $15,000 of cash retainers in the form of DSUs during 2020. The value of these are reflected in the next column.
(5)	Mr. Mason resigned as a Director and Chair of the Board effective April 20, 2020. Compensation Mr. Mason earned in his capacity as a NEO is including above with the other NEOs.
(6)	Mr. Archer resigned as a Director on June 24, 2020 and is expected to continue as a consultant to the Company until July 2021.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

The following table sets out all option-based awards and share-based awards outstanding for the Directors who were not NEOs for the Company’s most recently completed financial year ended December 31, 2020 and all of which were granted prior to 2017:

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Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($) (2)
David Garofalo	Nil	Nil	Nil	Nil	Nil	Nil	273,702
Joseph Gallucci	Nil	Nil	Nil	Nil	Nil	Nil	136,942
R.W. (Bob) Garnett	62,000 30,000	2.19 2.16	10-Jun-21 28-Dec-21	Nil Nil	Nil	Nil	541,584
Alan Hair	Nil	Nil	Nil	Nil	Nil	Nil	157,325
John Jennings	29,000 15,000	2.19 2.16	10-Jun-21 28-Dec-21	Nil Nil	Nil	Nil	396,444
W.J. (James) Mullin	29,000 15,000	2.19 2.16	10-Jun-21 28-Dec-21	Nil Nil	Nil	Nil	385,206
Elise Rees	Nil	Nil	Nil	Nil	Nil	Nil	390,874
Kevin Ross	Nil	Nil	Nil	Nil	Nil	Nil	355,929
Jeffrey R. Mason (3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robert A. Archer (4)	244,000 144,000 158,000	2.19 2.16 1.63	10-Jun-21 23-Jul-21 23-Jul-21	Nil Nil Nil	Nil	Nil	Nil

Notes:

(1)	The value of unexercised “in-the-money” options at the financial year-end is the difference between the option exercise price and the Market Value of the underlying Common Shares on the TSX on December 31, 2020. The Market Value is the closing price of the Company’s Common Shares on the TSX on December 31, 2020, which was $1.09 per share.
(2)	The market or pay-out value of vested share-based awards not paid out or distributed was calculated using the Market Value of the underlying Common Shares on the TSX on December 31, 2020. The Market Value is the closing price of the Company’s Common Shares on the TSX on December 31, 2020, which was $1.09 per share.
(3)	Mr. Mason resigned as a Director and Chair of the Board effective April 20, 2020.
(4)	Mr. Archer resigned as a Director on June 24, 2020.

Value on Pay-Out or Vesting of Incentive Plan Awards

The following table sets out the value vested or earned under incentive plans during the financial year ended December 31, 2020, for the Directors of the Company:

Name	Option-based awards: Value vested during the year ($) (1)	Share-based awards: Value vested during the year ($) (2)	Non-equity incentive plan compensation: Value earned during the year ($)
David Garofalo	Nil	164,932	Nil
Joseph Gallucci	Nil	82,381	Nil
R.W. (Bob) Garnett	Nil	140,139	Nil
Alan Hair	Nil	96,032	Nil
John Jennings	Nil	122,121	Nil

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Name	Option-based awards: Value vested during the year ($) (1)	Share-based awards: Value vested during the year ($) (2)	Non-equity incentive plan compensation: Value earned during the year ($)
W.J. (James) Mullin	Nil	122,121	Nil
Elise Rees	Nil	122,121	Nil
Kevin Ross	Nil	134,109	Nil
Jeffrey Mason	Nil	53,541	Nil
Robert A. Archer	Nil	14,148	Nil

Notes:

(1)	The value vested during the year represents the aggregate dollar value that would have been realized if a Director had exercised each of his or her awards that vested in 2020 on the date of such vesting.
(2)	Consists of the value of DSUs and RSUs on the date of such vesting in 2020.

Share Ownership Policy

The Company’s aforementioned Share Ownership Policy adopted effective on June 30, 2019, and codified in writing on November 4, 2020, also requires Directors to own a minimum Owned Value of the Company to encourage them to consider long-term performance and multi-year goals in decision-making. The Ownership Requirement for Directors is to have share ownership value equal to three times their current annual base retainer based on the higher or cost or market value as of December 31, 2020 and is required to be achieved by June 30, 2024 for those Directors who were Directors at the time the policy was adopted and for all other Directors five years from the date of the Directors election or appointment whichever occurs first.

The table below shows the ownership levels of the Directors subject to the Share Ownership Policy as at December 31, 2020:

Name	Base Retainer ($)	Ownership Requirement ($)	Owned Value ($) (1)	Meets Requirement (2)	Date Required to Achieve Ownership Requirement
DAVID GAROFALO	75,000	225,000	371,802	Yes	April 21, 2025
JOSEPH GALLUCCI	75,000	225,000	136,942	In Progress	April 21, 2025
R.W. (BOB) GARNETT	75,000	225,000	596,084	Yes	June 30, 2024
ALAN HAIR	75,000	225,000	186,537	In Progress	April 21, 2025
JOHN JENNINGS	75,000	225,000	505,444	Yes	June 30, 2024
W.J. (JAMES) MULLIN	75,000	225,000	478,561	Yes	June 30, 2024
ELISE REES	75,000	225,000	442,649	Yes	June 30, 2024
KEVIN ROSS	75,000	225,000	423,945	Yes	June 30, 2024

Notes:

(1)	Value Owned is the greater of the acquired cost (for RSUs and DSUs, the cost is considered as the awarded value) or market value based on the closing share price of the Company’s shares traded on the Toronto Stock Exchange on December 31, 2020, and includes direct share ownership, in-the-money value of stock options, DSUs and RSUs.
(2)	As certain of the Directors have joined the Company subsequent to the adoption of this policy, seven of the nine Directors as at December 31, 2020 had met the Ownership Requirement. In all cases where a Director is identified as having an Ownership Requirement that is “In Progress”, the date to achieve such Ownership Requirement has not yet occurred.
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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company currently has two equity compensation plans in place: (i) the Omnibus Plan; and (ii) the 2016 Option Plan. The Omnibus Plan and the 2016 Option Plan are summarized in Appendix “A” and “B”, respectively, of this Information Circular.

All equity awards since the initial Shareholder approval of the Omnibus Plan in 2017 have been made pursuant to the Omnibus Plan and will continue to be the basis for future awards. Options granted under the 2016 Option Plan and currently outstanding are governed by the 2016 Option Plan terms and conditions.

Common Shares Available for Awards

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of Common Shares of the Company available for issuance under the Omnibus Plan will not exceed 8% of the Company’s issued and outstanding Common Shares, less the number of Common Shares subject to grants of options under the Company’s 2016 Option Plan and any other Share Compensation Arrangement adopted by the Company, as defined in the Omnibus Plan.

As of the Record Date, there were 355,399,779 issued and outstanding Common Shares, allowing for an 8% reserve of 28,431,982 Common Shares for issuance pursuant to the Omnibus Plan. The maximum number of Common Shares available for issuance pursuant to the settlement of RSUs, PSUs and DSUs granted under the Plan will be 14,215,991 Common Shares representing, in aggregate, 4% of the Company’s issued and outstanding Common Shares.

As of April 26, 2021, the Company had granted:

(i)	1,051,800 options outstanding under the 2016 Option Plan, being 0.3% of the current issued and outstanding Common Shares; and
(ii)	10,310,226 options outstanding under the Omnibus Plan, being 2.9% of the current issued and outstanding Common Shares;
(iii)	2,761,748 DSUs outstanding under the Omnibus Plan, being 0.8% of the issued and outstanding Common Shares;
(iv)	2,464,304 RSUs outstanding under the Omnibus Plan, being 0.7% of the issued and outstanding Common Shares; and
(v)	2,591,068 PSUs outstanding under the Omnibus Plan, being 0.7% of the issued and outstanding Common Shares.

In aggregate as of April 26, 2021, the Company has reserved under the 2016 Option Plan and under the Omnibus Plan a total of 21,770,214 Common Shares, being 6.1% of the current issued and outstanding Common Shares (assuming maximum performance under PSUs). Accordingly, 6,661,771 Common Shares, being 1.9% of the current issued and outstanding Common Shares, remain available for issuance under the Omnibus Plan.

The Omnibus Plan is an “evergreen” plan as Common Shares of the Company covered by Awards, which have been exercised or settled, as applicable, will be available for subsequent grant under the Omnibus Plan and the number of Awards that may be granted under the Omnibus Plan increases if the total number of issued and outstanding Common Shares of the Company increases.

Equity Compensation Plan Information

The following table summarizes information as at December 31, 2020, in relation to the Omnibus Plan and the 2016 Option Plan, being the compensation plans under which equity securities of Great Panther are authorized for issuance:

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Plan Category	Number of securities to be issued upon exercise of outstanding options and rights (1)	Weighted-average exercise price of outstanding options and rights ($) (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (3)
Equity compensation plans approved by security holders	17,849,256	1.00	10,553,345
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	17,849,256	1.00	10,553,345

Notes:

(1)	Represents the aggregate number of Common Shares of Great Panther reserved for issuance on exercise of outstanding Options, upon the settlement of outstanding DSUs, RSUs and PSUs (assuming maximum performance), being 9,708,633 Common Shares upon the exercise of outstanding Options, 2,420,189 Common Shares upon the settlement of DSUs, 1,911,434 Common Shares upon the settlement of RSUs and 3,809,000 Common Shares upon the settlement of PSUs (assuming maximum performance).
(2)	The weighted average exercise price for all equity compensation plans is the weighted average exercise price of the Options outstanding under the Stock Option Plan. There is no exercise price associated with the RSUs, PSUs or DSUs outstanding under the Omnibus Plan.

(3)	A maximum of 8% of the Company’s issued and outstanding Common Shares at the time the Common Shares are reserved for issuance, less any Common Shares reserved for issuance under all other share compensation arrangements may be reserved for issuance in aggregate under the 2016 Option Plan and the Omnibus Plan. As at December 31, 2020, the maximum number of Common Shares reserved for issuance under the 2016 Option Plan and the Omnibus Plan, in aggregate, was 28,402,601 Common Shares (being 8% of the 355,032,512 Common Shares then issued and outstanding), of which 17,849,256 are reserved for the issuance of Common Shares on the exercise or settlement of outstanding Options, DSUs, RSUs and PSUs.

Stock Option Overhang, Dilution and Burn Rates

The Company provides the following disclosure required under Section 613 of the TSX Company Manual.

	2020		2019		2018
	(#)	(%)	(#)	(%)	(#)	(%)
Overhang (1)	25,649,206	7.22	29,093,001	9.33	16,129,784	9.53
Dilution (2)	17,849,256	5.03	11,569,278	3.71	9,222,248	5.45
Burn Rate (3)	11,569,639	3.42	8,009,290	2.93	2,578,200	1.53

Notes:

(1)	The total number of Common Shares reserved for issuance under equity compensation arrangements, less the number of Options exercised, and RSUs and DSUs settled, expressed as a percentage of the total number of Common Shares issued and outstanding as at December 31st of each year.
(2)	The total number of Options, DSUs, RSUs and PSUs (assuming maximum performance), expressed as a percentage of the total number of Common Shares issued and outstanding as at December 31st of each year.
(3)	The Options, DSUs, RSUs and PSUs (assuming maximum performance) granted in a financial year, expressed as a percentage of the weighted average number of Common Shares issued and outstanding for the financial year.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No Executive Officers, Directors or employees, or former Executive Officers, Directors or employees, nor any associate of such individuals, is as at the date hereof, or has been since the beginning of the financial year ended December 31, 2020, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, proposed Director of the Company, or any associate or affiliate of any informed person or proposed Director, has had a material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect the Company or any of its subsidiaries.

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and the Board.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2020, can be found under the Company’s profile on SEDAR at www.sedar.com. Copies are also available upon request from the Company’s Assistant Corporate Secretary at Suite 1330, 200 Granville Street, Vancouver, British Columbia, telephone number: 1 888 355 1766 (Canada/USA Toll-Free) or +1 604 608 1766 (International Toll), or email: info@greatpanther.com. Copies of these documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable cost from any person or company who is not a security holder of the Company, who requests a copy of any such document.

Financial information is provided in the Company’s audited consolidated financial statements, the report of the auditor, and Management’s Discussion and Analysis for the year ended December 31, 2020, which will be placed before Shareholders at the Meeting.

As at the date of this Information Circular, management of Great Panther is not aware of any other matters which may come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The contents of this Information Circular and its distribution to Shareholders of Great Panther have been approved by the Board.

DATED at Vancouver, British Columbia on April 26, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

“David Garofalo”

David Garofalo
Chair of the Board

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APPENDIX “A”

DESCRIPTION OF THE OMNIBUS INCENTIVE PLAN

The Omnibus Plan was amended, restated and approved by shareholders at the Company’s annual general meeting held June 24, 2020. A full copy of the Omnibus Plan was included in the information circular for that meeting and is available under the Company’s profile at www.sedar.com.

The following description of the Omnibus Plan is qualified in its entirety by reference to the full text of the Omnibus Plan. For the purposes of this section capitalized terms are as defined in the Omnibus Plan unless otherwise defined.

Key Concepts of the Omnibus Plan

Term	Description
Purpose	To attract and retain key talent who are necessary or essential to Great Panther’s success, image, reputation or activities. It also allows Great Panther to reward key talent for their performance and greater align their interests with those of Great Panther’s shareholders.
Eligible Participants	Any director, executive officer, employee or consultant of the Company or any of its subsidiaries is an “Eligible Participant” and considered eligible to be selected to receive an Award under the Omnibus Plan, provided that only Non-Employee Directors are eligible to receive Awards pursuant to the Deferred Share Unit Plan component of the Omnibus Plan. Employees, executive officers, or consultants of the Company are not eligible to receive Deferred Share Units.
Types of Awards

Options, Restricted Share Units (RSUs) (with and without Performance Criteria) or Deferred Share Units (DSUs) - each an “Award” and, collectively, the “Awards”. When used in this Information Circular, reference to Performance Share Units (PSUs) are to RSUs with Performance Criteria.

All Awards are granted by an agreement or other instrument or document evidencing the Award granted under the Omnibus Plan (an “Award Agreement”).

Share Reserve

The maximum number of Common Shares of the Company available for reserve for issuance under the Omnibus Plan will not exceed 8% of the Company’s issued and outstanding Common Shares, less the number of Common Shares subject to options outstanding under the 2016 Option Plan and any other Share Compensation Arrangement of the Company, as defined in the Omnibus Plan.

The maximum number of Common Shares available for issuance pursuant to the settlement of RSUs and DSUs granted under the Omnibus Plan will be, in aggregate, 4% of the Company’s issued and outstanding Common Shares.

Share Recycling	If an outstanding Award (or portion thereof) expires or is forfeited, surrendered, cancelled or otherwise terminated for any reason without having been exercised or settled in full, or if Common Shares acquired pursuant to an Award subject to forfeiture are forfeited, the Common Shares covered by such Award, if any, will again be available for issuance under the Omnibus Plan. Common Shares will not be deemed to have been issued pursuant to the Omnibus Plan with respect to any portion of an Award that is settled in cash.
Director Participation Limit

The maximum number of Common Shares which may be reserved for issuance to Non-Employee Directors under the Omnibus Plan, the 2016 Option Plan and any other proposed or established Share Compensation Arrangement, shall not exceed one percent (1%) of the Company’s issued and outstanding Common Shares;

The annual grant of Awards to Non-Employee Directors under the Omnibus Plan cannot exceed $150,000 in value, of which no more than $100,000 may be subject to option grants.

Insider Participation Limit	The maximum number of Common Shares that may be made issuable to Participants who are Insiders under the Omnibus Plan, within a one-year period, together with Common Shares reserved under any other proposed or established Share Compensation Arrangement, shall not exceed eight percent (8%) of the outstanding Common Shares (calculated on a non-diluted basis).

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Details of the Omnibus Plan are provided below:

Plan Administration

The Omnibus Plan is administered by the Board, which may delegate its authority to a committee or plan administrator. Subject to the terms of the Omnibus Plan, applicable law and the rules of the TSX, the Board (or its delegate) will have the power and authority to: (i) designate the Eligible Participants who will receive Awards (an Eligible Participant who receives an Award is a “Participant”), (ii) designate the types and amount of Award to be granted to each Participant, (iii) designate the number of Common Shares to be covered by each Award, (iv) determine the terms and conditions of any Award, including any vesting conditions or conditions based on performance of the Company or of an individual (“Performance Criteria”); (v) subject to the terms of the Omnibus Plan, determine whether and to what extent Awards will be settled in cash or Common Shares, or both; (vi) to interpret and administer the Omnibus Plan and any instrument or agreement relating to it, or Award made under it; and (vii) make such amendments to the Omnibus Plan and Awards made under the Omnibus Plan as are permitted by the Omnibus Plan and the rules of the TSX.

Description of Awards

(i)	Options

An option is an option granted by the Company to a Participant entitling such Participant to acquire a designated number of Common Shares from the treasury at an exercise price set at the time of grant (the “Option Price”) of the option. Options are exercisable, subject to vesting criteria established by the Board at the time of grant, over a period of time established by the Board from time to time, which shall not exceed ten years from the date of grant. If the expiration date for an option falls within a Blackout Period, the expiration date will be extended to the date which is 10 business days after the end of the blackout period, which may be after the date that is ten years from the date of grant. The Option Price shall not be set at less than the closing price of the Common Shares on the TSX on the day before the grant is made. At the time of grant of an option, the Board may establish vesting conditions in respect of each Option grant, which may include Performance Criteria related to corporate or individual performance. The Omnibus Plan also permits the Board to grant an option holder, at any time, the right to deal with such option on a cashless exercise basis.

The Board may grant options that are qualified incentive stock options (“ISOs”) for the purposes of Section 422 of the United States Internal Revenue Code of 1986. ISOs may only be granted to employees of the Company or a Subsidiary of the Company. The maximum number of Common Shares that may be made subject to option grants that are designated as ISOs shall not exceed 8% of the outstanding Common Shares as of the date of approval of the Omnibus Plan, for continuation, by the Shareholders.

Each option shall be subject to the following conditions:

Effect of Termination	Treatment of Options
Termination for Cause

Section 6.2(1) of the Omnibus Plan.

Upon a Participant ceasing to be an Eligible Participant for Cause:

•       any vested or unvested option granted to such participant shall terminate automatically and become void immediately.

Termination not for Cause

Section 6.2(2) of the Omnibus Plan.
Upon a Participant ceasing to be an Eligible Participant as a result of his or her employment or service relationship with the Company or a Subsidiary being terminated without Cause:

•       any unvested Option granted to an Eligible Participant shall terminate and become void immediately;

•       any vested Option granted to an Eligible Participant may be exercised by such Participant; and

•       each vested Option shall only be exercisable within the earlier of ninety (90) days after the termination date, or the expiry date of the award set forth in the grant agreement, after which the option will expire.

For clarity, any Option that would vest within the notice period for an Eligible Participant’s Termination of Service will vest. In lieu of a notice period, any Option that would vest within an Eligible Participant’s required notice period will vest.  Notwithstanding this, any unvested Options with Performance Criteria attached to them will have the performance measured based on a pro-rata Performance Period up to the Termination Date with any Options earned based on Performance Criteria vesting and all Options not meeting the Performance Criteria forfeited.

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Effect of Termination	Treatment of Options
Resignation

Upon a Participant ceasing to be an Eligible Participant as a result of his or her resignation from the Company or a subsidiary:

•       each unvested Option granted to such Participant shall terminate and become void immediately upon resignation; and

•     each vested option granted to such Participant will cease to be exercisable on the earlier of thirty (30) days following the termination date and the expiry date of the Option set forth in the grant agreement, after which the Option will expire.

Permanent Disability/Retirement

Upon a Participant ceasing to be an Eligible Participant by reason of retirement or permanent disability:

•       any unvested Option shall terminate and become void immediately; and

•       any vested Option will cease to be exercisable on the earlier of the ninety (90) days from the date of retirement or the date on which the Participant ceases his or her employment or service relationship with the Company or any subsidiary by reason of permanent disability, and the expiry date of the Award set forth in the grant agreement, after which the Option will expire.

Death

Upon a Participant ceasing to be an Eligible Participant by reason of death:

•       any vested Option granted to such Participant may be exercised by the liquidator, executor or administrator, as the case may be, of the estate of the Participant for that number of Shares only which such Participant was entitled to acquire under the respective Options on the date of such Participant’s death; and

•       Awards shall only be exercisable within twelve (12) months after the participant’s death or prior to the expiration of the original term of the Options whichever occurs earlier.

The expiry date of the Options will be set forth in the grant agreement.

Leave of Absence

Upon a Participant electing a voluntary leave of absence of more than twelve (12) months, including maternity and paternity leaves:

•       The Board may determine, at its sole discretion but subject to applicable laws, that such Participant’s participation in the plan shall be terminated, provided that all vested Options in the Participant’s account shall remain outstanding and in effect until the applicable exercise date, or an earlier date determined by the Board at its sole discretion.

The expiry date of the Options will be set forth in the grant agreement.

(ii)	Restricted Share Units

An RSU is an Award in the nature of a bonus for services rendered that, upon settlement, entitles the recipient to acquire Common Shares as determined by the Board or, subject to the provisions of the Omnibus Plan, to receive the Cash Equivalent or a combination thereof. The Board may establish conditions and vesting provisions, including Performance Criteria, which need not be identical for all RSUs, provided that the payment of any RSU Award, which includes individual Performance Criteria, will only be settled through the issue of Common Shares. An RSU may be forfeited if conditions to vesting are not met. The term of Long Term RSU Units is determined by the Board pursuant to the Omnibus Plan to a maximum of ten years.

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The Board, in its discretion, may award dividend equivalents with respect to Awards of RSUs. Such dividend equivalent entitlements will not be available until the RSUs are vested and paid out. The Cash Equivalent of RSUs awarded pursuant to the Omnibus Plan is determined based on Market Value as defined therein. The Common Shares are currently TSX listed; therefore, Market Value is determined by the closing price of the Common Shares on the TSX for the Trading Session on the day prior to the relevant time as it relates to each Award.

RSUs expire no later than December 31 of the calendar year which is three years after the calendar year in which the performance of services for which the RSU was granted, occurred.

Each RSUs shall be subject to the following conditions:

Effect of Termination	Treatment of Restricted Share Units
Termination for Cause and Resignation

Section 6.3(1) of the Omnibus Plan:

The Participant’s participation in the Plan shall be terminated immediately, all RSUs credited to such Participant’s Account that have not vested shall be forfeited and cancelled, and the Participant’s rights to Common Shares or Cash Equivalent or a combination thereof that relate to such Participant’s unvested RSUs shall be forfeited and cancelled on the Termination Date in the case of a Termination for Cause or the resignation date in the case of a resignation.

Death, Leave of Absence or Termination of Service

Section 6.3(2) of the Omnibus Plan:

Except as otherwise determined by the Board from time to time, at its sole discretion, upon a Participant electing a voluntary leave of absence of more than twelve (12) months, including maternity and paternity leaves, or upon a Participant ceasing to be an Eligible Participant as a result of (i) death, (ii) retirement, (iii) Termination of Service for reasons other than for Cause, (iv) his or her employment or service relationship with the Company or a Subsidiary being terminated by reason of injury or disability or (v) becoming eligible to receive long-term disability benefits, all unvested RSUs in the Participant’s Account as of such date relating to a Restriction Period in progress shall remain outstanding and in effect until the applicable RSU Vesting Determination Date, and

(a)     If, on the RSU Vesting Determination Date, the Board determines that the vesting conditions were not met for such RSUs, then all unvested RSUs credited to such Participant’s Account shall be forfeited and cancelled and the Participant’s rights to Shares or Cash Equivalent or a combination thereof that relate to such unvested RSUs shall be forfeited and cancelled; and

(b)     If, on the RSU Vesting Determination Date, the Board determines that the vesting conditions were met for such RSUs, the Participant shall be entitled to receive pursuant to Section 4.5 that number of Shares or Cash Equivalent or a combination thereof equal to the number of RSUs outstanding in the Participant’s Account in respect of such Restriction Period multiplied by a fraction, the numerator of which shall be the number of completed months of service of the Participant with the Company or a Subsidiary during the applicable Restriction Period as of the date of the Participant’s death, retirement, termination or Eligibility Date and the denominator of which shall be equal to the total number of months included in the applicable Restriction Period (which calculation shall be made on the applicable RSU Vesting Determination Date) and the Company shall distribute such number of Shares or Cash Equivalent or a combination thereof to the Participant or the liquidator, executor or administrator, as the case may be, of the estate of the Participant, as soon as practicable thereafter, but no later than the end of the Restriction Period, the Company shall debit the corresponding number of RSUs from the Account of such Participant’s or such deceased Participants’, as the case may be, and the Participant’s rights to all other Shares or Cash Equivalent or a combination thereof that relate to such Participant’s RSUs shall be forfeited and cancelled.

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Effect of Termination	Treatment of Restricted Share Units
General	Section 6.3(3) of the Omnibus Plan: Where a Participant’s employment or service relationship with the Company or a Subsidiary is terminated pursuant to the Omnibus Plan following the satisfaction of all vesting conditions in respect of particular RSUs, but before receipt of the corresponding distribution or payment in respect of such RSUs, the Participant shall remain entitled to such distribution or payment.
Blackout Period	Section 6.3(4) of the Omnibus Plan: If the RSU Vesting Determination Date for a Restricted Share Unit occurs during a Blackout Period applicable to the relevant Participant, or within ten business days after the expiry of a Blackout Period applicable to the relevant Participant, then the RSU Vesting Determination Date and RSU Settlement Date for that RSU shall be the date that is the 10th business day after the expiry date of the Blackout Period. The terms of a Blackout Period apply to all Restricted Share Units outstanding under the Omnibus Plan.
US Tax Compliance	Section 6.3(5)(a)(b) of the Omnibus Plan: Awards granted to Participants subject to the US Tax Code will be intended to comply with, or be exempt from, all aspects of Section 409A of the US Tax Code and related regulations. Notwithstanding any provision to the contrary, all taxes associated with participation in the Plan, including any liability imposed by Section 409A of the US Tax Code, shall be borne by the Participant.

(iii)	Deferred Share Units

A DSU is an Award attributable to a Participant’s duties as a Non-Employee Director and that, upon settlement, entitles the recipient to receive a such number of Common Shares as determined by the Board, or to receive the Cash Equivalent or a combination thereof, as the case may be, and is payable after termination of the recipient’s service with the Company. The Board may, at its sole discretion, designate Eligible Participants who may receive DSU Awards; fix the number of DSUs to be Awarded to each Eligible Participant and the dates on which such DSU Awards shall be granted, subject to the terms and conditions prescribed by the Omnibus Plan and in any DSU Agreement. Each DSU awarded shall entitle the Participant to one Common Share, or the Cash Equivalent, or a combination of both. The Board, in its discretion, may award dividend equivalents with respect to Awards of DSUs. Such dividend equivalent entitlements will not be available for settlement of the DSU. DSUs must be settled no later than December 31 of the calendar year following the year in which the recipient of the DSU ceased to be a Non-Employee Director of the Company.

Effect of Termination	Treatment of Restricted Share Units
Termination of Service	Upon Termination of Service, as defined in the Omnibus Plan, a Participant may receive their Common Shares, or Cash Equivalent, or a combination thereof, they are entitled, by filing a redemption notice on or before December 15 of the first calendar year commencing after the date of the Participant’s Termination of Service. Notwithstanding the foregoing, if any Participant does not file such notice on or before that December 15 and in all cases for each U.S. Participant, the Participant will be deemed to have filed the redemption notice on December 15 (the date of the filing or deemed filing of the redemption notice, the “Filing Date”). The Company will make payment of the DSU Settlement Amount as soon as reasonably possible following the Filing Date and in any event no later than the end of the first calendar year commencing after the Participant’s Termination of Service.
Death	In the event of the death of a Participant, the Company will make payment of the DSU Settlement Amount within two months of the Participant’s death, to or for the benefit of the legal representative of the deceased Participant. For the purposes of the calculation of the Settlement Amount, the Filing Date shall be the date of the Participant’s death.

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Effect of Change of Control on Awards

In the event of a change in control (as described in the Omnibus Plan), within the twelve months following the Change of Control, a Participant who was also an officer, employee, or consultant of the Company prior to the Change of Control and has their position, employment, consulting agreement terminated, or the Participant is constructively dismissed, or if a Non-Employee Director ceases to act in such capacity, then:

(i)	all unvested RSUs shall immediately vest and shall be paid out;
(ii)	all unvested options shall vest and become exercisable.
(iii)	Notwithstanding the above, any unvested RSUs or options with Performance Criteria attached will have the performance measured based on a pro-rata Performance Period up to the Termination Date with any RSUs or options earned based upon Performance Criteria vesting; and RSUs or options not meeting the Performance Criteria being forfeited. Any options exercisable pursuant to this calculation of Performance Criteria shall remain open for exercise until the earlier of their expiry date as set out in the Award Agreement and the date that is 90 (ninety) days after such termination or dismissal.
(iv)	Notwithstanding any other provision in the Omnibus Plan, the Change of Control provisions do not apply to any DSUs held by a Participant governed under paragraph 6801(d) of the regulations under the Income Tax Act (Canada) (the “Tax Act”) or any successor provision.

Assignment

No Award or other benefit payable under the Omnibus Plan shall, except as otherwise provided by law or specifically approved by the Board, be transferred, sold, assigned, pledged or otherwise disposed of in any manner other than by will or by the law of descent.

Amendment or Discontinuance of the Omnibus Plan

(1)	The Board may suspend or terminate the Omnibus Plan at any time. Notwithstanding the preceding, any suspension or termination of the Omnibus Plan shall be such that the Omnibus Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Tax Act or any successor to such provision.
(2)	The Board may from time to time, in its absolute discretion and without the approval of shareholders of the Company amend any provision of this Omnibus Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:
(i)	any amendment to the general vesting provisions, if applicable of the Awards;
(ii)	any amendment regarding the effect of termination of a Participant’s employment or engagement;
(iii)	any amendment which accelerates the date on which any Option may be exercised under the Omnibus Plan;
(iv)	any amendment necessary to comply with applicable law or the requirements of the TSX, the NYSE American or any other regulatory body;
(v)	any amendment of a “housekeeping” nature, including to clarify the meaning of an existing provision of the Omnibus Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Omnibus Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Plan;
(vi)	any amendment regarding the administration of the Omnibus Plan;
(vii)	any amendment to add provisions permitting the grant of Awards settled otherwise than with Common Shares issued from treasury, a form of financial assistance or clawback, and any amendment to a provision permitting the grant of Awards settled otherwise than with Common Shares issued from treasury, a form of financial assistance or clawback which is adopted; and
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(viii)	any other amendment that, does not require the approval of the shareholders of the Company under the Omnibus Plan.
(3)	Notwithstanding the above amendments which can be made without shareholder approval:
(a)	no amendments to the Omnibus Plan shall alter or impair the rights of any Participant, without the consent of such Participant except as permitted by the provisions of the Omnibus Plan;
(b)	the Board shall be required to obtain shareholder approval to make the following amendments:
(i)	any increase to the maximum number of Common Shares issuable under the Omnibus Plan, except in the event of an adjustment pursuant to Article 7 of the Omnibus Plan;
(ii)	any amendment that extends the term of options beyond the original expiry date;
(iii)	any amendment which extends the expiry date of any Award, or the Restriction Period, or the Performance Period of any RSU beyond the original expiry date or Restriction Period or Performance Period;
(iv)	any increase in the limits imposed on non-employee director participation in the Omnibus Plan;
(v)	any amendment that permits options granted under the Omnibus Plan to be transferable or assignable other than for regular estate settlement purposes;
(vi)	except in the case of an adjustment pursuant to Article 7 of the Omnibus Plan, any amendment which reduces the exercise price of an option or any cancellation of an option and replacement of such option with an option with a lower exercise price;
(vii)	any amendment which increases the maximum number of Common Shares that may be (i) issuable to Insiders at any time; or (ii) issued to Insiders under the Omnibus Plan and any other proposed or established Share Compensation Arrangement in a one-year period, except in case of an adjustment pursuant to Article 7 of the Omnibus Plan;
(viii)	any amendment to the definition of an Eligible Participant under the Omnibus Plan; and
(ix)	any amendment to the amendment provisions of the Omnibus Plan.
(4)	Notwithstanding the foregoing, any amendment of the Omnibus Plan shall be such that the Omnibus Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Tax Act or any successor to such provision.
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APPENDIX “B”

DESCRIPTION OF THE 2016 OPTION PLAN

The 2016 Option Plan was established to advance the interests of the Company by (i) promoting a proprietary interest among Eligible Persons in the success of the Company and its Related Entities; (ii) attracting and retaining qualified Directors, officers, employees and consultants which the Company and its Related Entities require; (iii) providing Eligible Persons with additional incentive and encouraging share ownership by such Eligible Persons. The 2016 Option Plan is administered by the Board and provided for the grant of options to Directors, officers, employees or consultants of the Company or a subsidiary of the Company (up until the Omnibus Plan approval). The 2016 Option Plan provides that the number of Common Shares reserved for issue from time to time under the 2016 Option Plan will not exceed 10% of the total number of issued and outstanding Common Shares. The Company decided not to grant any new options under the 2016 Option Plan following the adoption of the Omnibus Plan. It is the Company’s intention that once all options granted pursuant to the 2016 Option Plan are exercised, cancelled or expired in June 2021, then the 2016 Option Plan will also expire.

Eligible Persons. “Eligible Persons” are defined as any Director, officer, employee or consultant of the Company or a related entity of the Company.

Number of Securities Issuable. A maximum of 10% of the Company’s issued and outstanding Common Shares at the time the Common Shares are reserved for issuance under the 2016 Option Plan, less the number of Common Shares reserved for issuance under grants and awards under the Omnibus Plan and any other Share Compensation Arrangement of the Company. Upon approval of the Omnibus Plan by the Shareholders in 2017, the Company decided not to issue any further equity under the 2016 Option Plan. As of April 26, 2021, options to purchase an aggregate of 1,051,800 Common Shares, representing approximately 0.3% of the issued and outstanding Common Shares, were outstanding under the 2016 Option Plan.

Limits with Respect to Issuance of Common Shares. The 2016 Omnibus Plan indicates that the maximum number of Common Shares that may be (i) reserved for issuance to insiders as a group under the 2016 Option Plan, together with any Common Shares reserved for issuance to insiders under any other share compensation arrangements, shall not exceed 10% of the outstanding Common Shares at the time of grant; (ii) issued to insiders as a group under 2016 Option Plan and any other Share Compensation Arrangement within a one year period shall not exceed 10% of the outstanding Common Shares, and to any one insider shall not exceed 5% of the outstanding Common Shares; and (iii) reserved for issue to any one person shall not exceed 5% of the outstanding Common Shares at the time of the determination. The total annual grant to any one Non-Employee Director shall not exceed a grant value of $100,000 (based upon a Black-Scholes calculation or such other similar and acceptable methodology, applied consistently and appropriately as determined by the Board). Subsequent to the adoption of the 2016 Plan, the Company adopted the Omnibus Plan which further restricts the maximum number of Common Shares under all of the Company’s share-based compensation arrangements. See Appendix “A” of this Information Circular for more information about the applicable limits.

Exercise Price. The Board will establish the exercise price of the options at the time the options are granted provided that such price shall not be less than the closing price of the Common Shares on the TSX on the last business day immediately preceding the date of grant of the options. If there is no trading on that date, the exercise price shall not be less than the weighted average of the bid and ask prices on the five consecutive days preceding the date of the grant.

Vesting. Pursuant to the terms of the 2016 Option Plan, the vesting of options is set at the discretion of the Board. The 2016 Option Plan provides that, in the event of a change of control of the Company, all outstanding options will immediately vest. Under the 2016 Option Plan, change of control of the Company occurs upon any one or more of the following events: (i) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any related entity of the Company and another entity, as a result of which holders of Common Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction; (ii) the sale, lease, exchange or other disposition of assets, rights or properties of the Company and/or any of its subsidiaries which have an aggregate book value greater than 50% of the book value of the assets, rights or properties of the Company and its subsidiaries; (iii) a resolution is adopted to wind-up, dissolve or liquidate the Company; (iv) any person, entity or group of persons or entities acting jointly or in concert acquires or acquires control (including, without limitation, the right to vote or direct the voting) 40% or more of the voting shares of the Company; (v) as a result of, or in connection, with (a) a contested election of Directors, or (b) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its related entities and another entity, the nominees named in the most recent management information circular of the Company for election to the Board do not constitute a majority of the Board; or (vi) the Board adopts a resolution to effect a change of control, as described above.

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Term of Options. Options granted under the 2016 Option Plan will have a maximum term of 10 years from their date of grant. If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within 48 hours of the expiry of a black-out period, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

Termination of Exercise Right. On ceasing to be an Eligible Person for any reason other than death, each option will cease to be exercisable 90 days after the termination date. If any portion of an option is not vested by the termination date, that portion of the option may not under any circumstances be exercised by the participant. On death, the legal representatives of the deceased may exercise the deceased’s options within six months after the date of death, but only to the extent the options were, by their terms, exercisable on the date of death.

No Assignment. Subject to the provisions of the 2016 Option Plan, all options will be exercisable only by the participant to whom they are granted and will not be assignable or transferable.

Cashless Exercise. Participants may, subject to the determination of the Board, when entitled to exercise an option, terminate the option and, in lieu of exercise, receive a number of Common Shares that have a total value when multiplied by the closing price of the Common Shares on the day immediately prior to exercise equal to the product of that number of Common Shares subject to the option multiplied by the difference between the closing price on the day immediately prior to the exercise and the option exercise price.

Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the 2016 Option Plan:

(i)	increase the maximum number of Common Shares that may be reserved for issuance pursuant to options granted under the 2016 Option Plan;
(ii)	alter or impair any existing options granted to a Participant without the consent of the Participant;
(iii)	materially increase the benefits under the 2016 Option Plan;
(iv)	amend the definition of “Eligible Person” or otherwise alter the conditions for eligibility for participation in the 2016 Option Plan to permit the introduction or re-introduction of Non-Employee Directors on a discretionary basis or amend the 2016 Option Plan to increase limits previously imposed on Non-Employee Director participation;
(v)	amend the 2016 Option Plan to permit options granted under the 2016 Option Plan to be transferrable or assignable other than as set forth in Section 4.6 of the 2016 Option Plan and for normal estate settlement purposes;
(vi)	amend the exercise price of any option issued under the 2016 Option Plan where such amendment reduces the exercise price of such option;
(vii)	extend the term of any option issued under the 2016 Option Plan beyond the original expiry date; or
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(viii)	amend Subsection 3.7(a) of the 2016 Option Plan.

Amendments Requiring Disinterested Shareholder Approval. In addition to the amendments that require Shareholder approval described above, the following amendments are subject to a vote of Shareholders who are not insiders of the Company:

(i)	a decrease in the exercise price of an option granted to an insider;
(ii)	the extension of the term of an option granted to an insider; and
(iii)	if the 2016 Option Plan could result in the grant to insiders during any 12-month period of a number of options exceeding 10% of the outstanding issued shares.

Amendments without Shareholder Approval. The 2016 Option Plan may be amended without Shareholder approval for the following:

(i)	including or changing vesting provisions in the 2016 Option Plan;
(ii)	changing the termination provisions in the 2016 Option Plan which do not entail an extension beyond the original expiry date; and
(iii)	adding a cashless exercise feature, payable in cash or securities.

General Amendments. Subject to the requirements of applicable law and TSX Policies requiring Shareholder or other approval the 2016 Option Plan provides that the Board may amend the terms of any outstanding option (including, without limitation, the cancellation of an option or an amendment to the date or dates on which an option or a portion thereof vests and so becomes exercisable), except that the Board may not undertake any such action unless it first obtains the consent of the affected participant.

Expiration of 2016 Option Plan. The Company intends that once all options outstanding under the 2016 Option Plan have been exercised, cancelled or expired, the 2016 Option Plan will expire and no longer be in effect. The Company estimates the 2016 Option Plan will no longer be in effect by December 28, 2021.

It is the Company’s intention that once all options outstanding pursuant to the 2016 Option Plan have been exercised, cancelled or expired, that the 2016 Option Plan will expire and no longer be in effect. The incentive plan regime of the Company will then solely be pursuant to the Omnibus Plan.

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QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITION AGENT:

NORTH AMERICAN TOLL FREE:

1 877 452 7184

OUTSIDE NORTH AMERICA:

+1 416 304 0211

EMAIL: ASSISTANCE@LAURELHILL.COM

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